UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 7, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

The following is an English translation of excerpt regarding Basel II capital adequacy disclosure and relevant information set forth in our Japanese language disclosure material published in July 2008. The capital adequacy disclosure and other financial information included herein are based on Japanese GAAP pursuant to Japanese regulatory requirements.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Capital adequacy ratio highlights	2

■ Capital adequacy ratio highlights

Status of Mizuho Financial Group’s Consolidated Capital Adequacy	4

■ Scope of consolidation	4
(1) Scope of consolidation for calculating capital adequacy ratio

■ Consolidated capital adequacy ratio	6
(2) Summary table of consolidated capital adequacy ratios (BIS Standard)

■ Risk-based Capital	8
(3) Summary of types of capital instruments
(4) Summary of approach to assessing capital adequacy
(5) Required capital by portfolio classification

■ Credit risk	22
(6) Credit risk management
(7) Credit risk exposure, etc.

■ Methods for credit risk mitigation	32
(8) Risk management regarding credit risk mitigation
(9) Credit risk mitigation by portfolio classification

■ Counterparty risk in derivatives transactions and long-settlement transactions	33
(10) Management of counterparty risk in derivatives transactions and long-settlement transactions
(11) Status of counterparty risk in derivatives transactions and long-settlement transactions

■ Securitization exposure	35
(12) Summary of securitization exposure and its risk management
(13) Accounting policies for securitization transactions
(14) Quantitative disclosure items for securitization exposure

■ Market risk	42

■ Operational risk	42

■ Equity exposure in banking book	42
(15) Risk management related to equity exposure in banking book
(16) Status of equity exposure in banking book

Credit Risk Management	43

Market and Liquidity Risk Management	45

Operational Risk Management	51

The Impact of the Dislocation in Global Financial Markets Stemming from U.S. Subprime Loan Issues	54

Capital adequacy ratio highlights

The new capital adequacy framework (“Basel II”) that was under consideration by the Basel Committee on Banking Supervision became effective in the fiscal year ended March 31, 2007. Substantial changes have been made to the method for calculating capital adequacy ratios compared to the previous framework, such as the refinements in calculating credit risk-weighted assets and inclusion of operational risk.

In Japan, disclosure of information is required for the items set forth in “The Matters Separately Prescribed by the Financial Services Agency Regarding Capital Adequacy Conditions, etc., pursuant to Article 19-2, Paragraph 1, Item 5, Subsection 4, etc. of the Ordinance for Enforcement of Banking Law (Ministry of Finance Ordinance Number 10 of 1982)” (FSA Notice Number 15 of 2007).

■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)	(Billions of yen)
	As of March 31, 2007 (Basel II basis)	As of March 31, 2008 (Basel II basis)	(Reference) As of March 31, 2008 (Basel I basis)
Consolidated capital adequacy ratio (BIS standard)	12.48%	11.70%	10.84%
Tier 1 capital ratio	6.96%	7.40%	6.29%

Tier 1 capital	4,933.5	4,880.1	4,946.4
Tier 2 capital	4,092.6	3,221.8	3,724.5
Deductions for total risk-based capital	184.7	393.6	141.0

Total risk-based capital	8,841.3	7,708.3	8,530.0

Risk-weighted assets	70,795.4	65,872.8	78,626.3

(Reference) Mizuho Corporate Bank (Consolidated)	(Billions of yen)
	As of March 31, 2007 (Basel II basis)	As of March 31, 2008 (Basel II basis)	(Reference) As of March 31, 2008 (Basel I basis)
Consolidated capital adequacy ratio (BIS standard)	14.01%	12.17%	11.19%
Tier 1 capital ratio	8.56%	8.48%	7.15%

Tier 1 capital	3,256.8	2,982.4	3,007.5
Tier 2 capital	2,252.1	1,620.5	1,814.4
Deductions for total risk-based capital	179.4	324.1	115.9

Total risk-based capital	5,329.5	4,278.8	4,705.9

Risk-weighted assets	38,024.4	35,147.3	42,043.6

Mizuho Corporate Bank (Non-consolidated)	(Billions of yen)
	As of March 31, 2007 (Basel II basis)	As of March 31, 2008 (Basel II basis)	(Reference) As of March 31, 2008 (Basel I basis)
Non-consolidated capital adequacy ratio (BIS standard)	15.22%	13.99%	12.18%
Tier 1 capital ratio	8.20%	7.95%	6.47%

Tier 1 capital	2,922.8	2,505.9	2,539.5
Tier 2 capital	2,564.4	2,082.3	2,261.5
Deductions for total risk-based capital	61.1	177.1	22.5

Total risk-based capital	5,426.2	4,411.1	4,778.5

Risk-weighted assets	35,631.2	31,514.6	39,203.1

Mizuho Bank (Consolidated)	(Billions of yen)
	As of March 31, 2007 (Basel II basis)	As of March 31, 2008 (Basel II basis)	(Reference) As of March 31, 2008 (Basel I basis)
Consolidated capital adequacy ratio (Domestic standard)	11.74%	11.97%	10.56%
Tier 1 capital ratio	7.11%	7.28%	6.02%

Tier 1 capital	2,067.7	2,032.4	2,060.7
Tier 2 capital	1,385.6	1,378.6	1,591.3
Deductions for total risk-based capital	40.5	71.3	35.7

Total risk-based capital	3,412.8	3,339.6	3,616.3

Risk-weighted assets	29,053.6	27,888.8	34,228.4

(Reference) Consolidated capital adequacy ratio (BIS standard)	11.92%	11.87%	10.94%

Mizuho Bank (Non-Consolidated)	(Billions of yen)
	As of March 31, 2007 (Basel II basis)	As of March 31, 2008 (Basel II basis)	(Reference) As of March 31, 2008 (Basel I basis)
Non-consolidated capital adequacy ratio (Domestic standard)	12.12%	11.70%	10.39%
Tier 1 capital ratio	7.39%	7.00%	5.77%

Tier 1 capital	1,965.3	1,887.1	1,954.0
Tier 2 capital	1,324.2	1,377.9	1,588.8
Deductions for total risk-based capital	66.3	111.3	27.0

Total risk-based capital	3,223.1	3,153.8	3,515.9

Risk-weighted assets	26,586.2	26,935.8	33,836.7

(Reference) Non-consolidated capital adequacy ratio (BIS standard)	11.83%	11.63%	10.72%

Status of Mizuho Financial Group’s Consolidated Capital Adequacy

■ Scope of consolidation

(1) Scope of consolidation for calculating consolidated capital adequacy ratio

(A) Difference from the companies included in the scope of consolidation based on consolidation rules for preparation of consolidated financial statements

None for the fiscal years ended March 31, 2007 and 2008.

(B) Number of consolidated subsidiaries

	As of March 31, 2007	As of March 31, 2008
Consolidated subsidiaries	133	146

Our major consolidated subsidiaries are Mizuho Corporate Bank, Ltd., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

The following table sets forth information with respect to our principal consolidated subsidiaries as of March 31, 2008:

Name	Country of organization	Main business	Proportion of ownership interest (%)	Proportion of voting interest (%)
Domestic
Mizuho Corporate Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Bank, Ltd.	Japan	Banking	100.0%	100.0%
Mizuho Trust & Banking Co., Ltd.	Japan	Trust and banking	75.1%	70.0%
Mizuho Securities Co., Ltd.	Japan	Securities	89.8%	89.8%
Mizuho Investors Securities Co., Ltd.	Japan	Securities	66.6%	66.9%
Trust & Custody Services Bank, Ltd.	Japan	Trust and banking	54.0%	54.0%
Mizuho Asset Management Co., Ltd.	Japan	Investment management	98.7%	98.7%
Mizuho Research Institute Ltd.	Japan	Research and consulting	98.4%	98.6%
Mizuho Information & Research Institute Inc.	Japan	Information technology	91.5%	91.5%
Mizuho Financial Strategy Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Private Wealth Management Co., Ltd.	Japan	Consulting	100.0%	100.0%
Mizuho Factors, Limited	Japan	Factoring	100.0%	100.0%
Mizuho Credit Guarantee Co., Ltd.	Japan	Credit guarantee	100.0%	100.0%
Mizuho Capital Co., Ltd.	Japan	Venture capital	50.0%	50.0%
Defined Contribution Plan Services Co., Ltd.	Japan	Pension plan-related business	60.0%	60.0%
Overseas
Mizuho Bank (Switzerland) Ltd.	Switzerland	Trust and banking	100.0%	100.0%
Mizuho Capital Markets Corporation	U.S.A.	Derivatives	100.0%	100.0%
Mizuho Corporate Bank (Canada)	Canada	Banking	100.0%	100.0%
Mizuho Corporate Bank (China), Ltd.	China	Banking	100.0%	100.0%
Mizuho Corporate Bank (Germany) Aktiengesellschaft	Germany	Banking and securities	83.3%	83.3%
Mizuho Corporate Bank (USA)	U.S.A.	Banking	100.0%	100.0%
Mizuho Corporate Bank Nederland N.V.	Netherlands	Banking and securities	100.0%	100.0%
Mizuho International plc	U.K.	Securities and banking	100.0%	100.0%
Mizuho Securities USA Inc.	U.S.A.	Securities	100.0%	100.0%
Mizuho Trust & Banking (Luxembourg) S.A.	Luxembourg	Trust and banking	100.0%	100.0%
Mizuho Trust & Banking Co. (USA)	U.S.A.	Trust and banking	100.0%	100.0%
PT. Bank Mizuho Indonesia	Indonesia	Banking	99.0%	99.0%

Note:	Mizuho Trust & Banking and Mizuho Investors Securities are listed on the Tokyo Stock Exchange.

(C) Corporations providing financial services for which Article 9 of the Consolidated Capital Adequacy Ratio Notice is applicable

None for the fiscal years ended March 31, 2007 and 2008.

(D) Related companies for which deductions set forth in Article 8, Paragraph 1, Item 2, Subsections 1 to 3 of the Consolidated Capital Adequacy Ratio Notice are applicable

None for the fiscal years ended March 31, 2007 and 2008.

(E) Companies described in Article 52-23, Paragraph 1, Item 10 of the Banking Law that are mainly engaged in businesses as described in Subsection 1 of such item or companies set forth in Item 11 of such paragraph, but that are not in the holding company’s corporate group

None for the fiscal years ended March 31, 2007 and 2008.

(F) Restrictions on transfer of funds or capital within the holding company’s corporate group

None for the fiscal years ended March 31, 2007 and 2008.

■	Consolidated capital adequacy ratio

(2) Summary table of consolidated capital adequacy ratio (BIS Standard)

			(Billions of yen)
			As of March 31, 2007	As of March 31, 2008
Tier 1 capital	Common stock and preferred stock		1,540.9	1,540.9

	Non-cumulative perpetual preferred stock		—	—

	Advance payment for new shares		—	—
	Capital surplus		411.1	411.0
	Retained earnings		1,439.9	1,475.7
	Less: Treasury stock		32.3	2.5
	Advance payment for treasury stock		—	—
	Less: Dividends (estimate), etc		101.2	133.8
	Less: Unrealized losses on other securities		—	—
	Foreign currency translation adjustments		(38.9)	(78.3)
	Rights to acquire new shares		—	—

	Minority interest in consolidated subsidiaries		1,726.1	1,733.4

	Preferred securities issued by overseas SPCs		1,504.9	1,539.7

	Less: Goodwill equivalent		—	—
	Less: Intangible fixed assets recognized as a result of a merger		—	—
	Less: Capital increase due to securitization transactions		12.1	11.3
	Less: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		—	54.9
	Total of Tier 1 capital before deduction of deferred tax assets (total of above items)		4,933.5	4,880.1
	Deduction for deferred tax assets		—	—

	Total	(A)	4,933.5	4,880.1

	Preferred securities with a step-up interest rate provision	(B)	608.4	653.5

	Ratio to Tier 1 = (B) / (A) X 100		12.33%	13.39%

Tier 2 capital	45% of unrealized gains on other securities		1,100.8	289.7
	45% of revaluation reserve for land		116.0	113.6
	General reserve for possible losses on loans		7.3	7.9
	Excess of eligible reserves relative to expected losses by banks adopting internal ratings-based approach		124.1	—

	Debt capital, etc.		2,744.1	2,810.4

	Perpetual subordinated debt and other debt capital		785.5	662.0
	Dated subordinated debt and redeemable preferred stock		1,958.6	2,148.3

	Total		4,092.6	3,221.8

	Tier 2 capital included as qualifying capital	(C)	4,092.6	3,221.8

Tier 3 capital	Short-term subordinated debt		—	—

	Tier 3 capital included as qualifying capital	(D)	—	—

Deductions for total risk-based capital	Deductions for total risk-based capital	(E)	184.7	393.6

Total risk-based capital	(A) + (C) + (D) – (E)	(F)	8,841.3	7,708.3

Risk-weighted assets	Credit risk assets	(G)	59,755.0	60,183.8

	On-balance-sheet items		48,718.5	48,988.0
	Off-balance-sheet items		11,036.4	11,195.8

	Market risk equivalent assets [(I)/8%]	(H)	2,186.4	2,052.9
	(Reference) Market risk equivalent	(I)	174.9	164.2
	Operational risk equivalent assets [(K)/8%]	(J)	3,877.5	3,636.0
	(Reference) Operational risk equivalent	(K)	310.2	290.8
	Adjusted floor amount	(L)	4,976.4	—

	Total [(G) + (H) + (J) + (L)]	(M)	70,795.4	65,872.8

Consolidated capital adequacy ratio (BIS standard) = (F) / (M) X 100			12.48%	11.70%

Tier 1 capital ratio = (A) / (M) X 100			6.96%	7.40%

Notes:

1.	The above are based on the BIS standard applied on a consolidated basis following the Standards for Determining the Status of Capital Adequacy in consideration of assets held by a bank holding company and by its subsidiaries, in accordance with Banking Law Article 52-25 (FSA Notice No. 20 of 2006 (the “Notice”)).

2.	Because we cannot break down its common stock and preferred stock according to classes of stock, no value for non-cumulative perpetual preferred stock is separately stated from capital.

3.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with the certified public accountant, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Report No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements.

4.	The amounts of net deferred tax assets as of March 31, 2007 and 2008 were ¥170.8 billion and ¥596.5 billion, respectively, and the maximum amounts of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratios were ¥1.48 trillion and ¥976.0 billion, respectively.

5.	The “adjusted floor amount” is the amount obtained by multiplying (i) 12.5 to (ii) the excess of the required capital under Basel I multiplied by the rate prescribed in the Notice over the required capital under Basel II.
In the fiscal year ended March 31, 2007, because the amount derived by multiplying the required capital under Basel I by the rate prescribed in the Notice exceeded the required capital under Basel II, the excess was added to risk-weighted assets.

■ Risk-based Capital

(3) Summary of types of capital instruments

(A) Summary of preferred securities

We have included each of the following preferred securities issued by our overseas special purpose companies and the various preferred securities issued by the overseas special purpose companies of Mizuho Corporate Bank, Ltd. (Mizuho Preferred Capital Company L.L.C. and Mizuho JGB Investment L.L.C.), our consolidated subsidiary, as Tier 1 capital for the purposes of our consolidated capital adequacy ratios. Preferred securities issued by Mizuho Preferred Capital (Cayman) 5 Limited, Mizuho Preferred Capital (Cayman) 6 Limited, Mizuho Preferred Capital (Cayman) 7 Limited, Mizuho Preferred Capital Company L.L.C. and Mizuho JGB Investment L.L.C. were redeemed in full on June 30, 2008.

Preferred securities issued by SPCs of Mizuho Financial Group

Issuer	Mizuho Preferred Capital (Cayman) Limited (“MPC,” and the preferred securities described below are referred to as the “MPC Preferred Securities.”)	Mizuho Preferred Capital (Cayman) 1 Limited (as “MPC1,” and the preferred securities described below are referred to as the “MPC1 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2009 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2012 (subject to prior approval from regulatory authorities)

Dividends	Floating dividend rate (No dividend rate step-up. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Floating dividend rate (No dividend rate step-up. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June in each year	Last business day of June in each year

Total amount issued	¥176.0 billion	¥171.0 billion

Issue date	March 15, 1999	February 14, 2002

Dividend suspension events

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date (5), and Mizuho Financial Group issues to MPC a dividend instruction instructing it not to pay any dividends on such dividend payment date.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC 1 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC 1 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date (5), and Mizuho Financial Group issues to MPC 1 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividends are paid to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividends are paid to the extent applicable).

Distributable amounts limitation	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC, dividends are limited to the Available Distributable Amounts(3).	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC1, dividends are limited to the Available Distributable Amounts(3).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.

Claims on residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(2)

Issuer	Mizuho Preferred Capital (Cayman) 5 Limited (“MPC5,” and the preferred securities described below are referred to as the “MPC5 Preferred Securities.”)	Mizuho Preferred Capital (Cayman) 6 Limited (“MPC6,” and the preferred securities described below are referred to as the “MPC6 Preferred Securities.”)	Mizuho Preferred Capital (Cayman) 7 Limited (“MPC7,” and the preferred securities described below are referred to as the “MPC7 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)

Dividends	Floating dividend rate (A 100 basis point step-up dividend rate is applied beginning the dividend payment date falling in June 2013.) (As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Floating dividend rate for both Series A and Series B (A 100 basis point step-up dividend rate is applied beginning the dividend payment date falling in June 2013.) (As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Floating dividend rate (A 100 basis point step-up dividend rate is applied beginning the dividend payment date falling in June 2013.) (As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June in each year	Last business day of June in each year	Last business day of June in each year

Total amount issued	¥45.5 billion	Series A: ¥19.5 billion Series B: ¥ 2.5 billion	¥51.0 billion

Issue Date	August 9, 2002	Series A: August 9, 2002 Series B: August 30, 2002	August 30, 2002

Dividend suspension events

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC5 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred
Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC5 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date (5), and Mizuho Financial Group issues to MPC5 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC6 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred
Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC6 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date (5), and Mizuho Financial Group issues to MPC6 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

If any of the following events arise, dividend payments are suspended on a non-cumulative basis:

(1)    when Mizuho Financial Group issues to MPC7 a Loss Absorption Certificate(1);

(2)    when dividends on Mizuho Financial Group’s Preferred
Stock(2) are suspended;

(3)    when Mizuho Financial Group issues to MPC7 a Distributable Amounts Limitation Certificate(4) stating that there are no Available Distributable Amounts(3); and

(4)    when the dividend payment date is not a Mandatory Dividend Payment Date (5), and Mizuho Financial Group issues to MPC7 a dividend instruction instructing it not to pay any dividends on such dividend payment date.

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation
Certificate(4) has been issued with respect thereto (partial dividend payments are made to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate(1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation Certificate(4) has been issued with respect thereto (partial dividend payments are made to the extent applicable).	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, full dividends must be paid on Parity Preferred Securities(6) in June of the calendar year in which such fiscal year ends. However, it is subject to the following conditions: (1) no Loss Absorption Certificate (1) has been issued; (2) no preferred stock dividend limitation has arisen with respect thereto (partial dividend payments are made to the extent applicable); and (3) no Distributable Amounts Limitation
Certificate(4) has been issued with respect thereto (partial dividend payments are made to the extent applicable).

Distributable amounts limitation	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC5, dividends are limited to the Available Distributable Amounts(3).	When Mizuho Financial Group issues a Distributable Amounts Limitation Certificate(4) to MPC6, dividends are limited to the Available Distributable Amounts(3).	When Mizuho Financial Group issues a Distributable Amounts Limitation certificate(4) to MPC7, dividends are limited to the Available Distributable Amounts(3).

Dividend limitation	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(2) are reduced, dividends on Parity Preferred Securities(6) are also reduced by an equal percentage.

Claims on residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(2)	Same priority as Mizuho Financial Group’s Preferred Stock(2)

Issuer	Mizuho Capital Investment (USD) 1 Limited (“MCI (USD) 1,” and the preferred securities described below are referred to as “MCI (USD) 1 Preferred Securities.”)	Mizuho Capital Investment (EUR) 1 Limited (“MCI (EUR) 1,” and the preferred securities described below are referred to as “MCI (EUR) 1 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None

Optional redemption	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2011, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first five years (although a floating dividend rate is applied with respect to dividend payment dates after June 2011. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	June 30th and December 30th of each year	June 30th of each year until June 2011, and June 30th and December 30th of each year thereafter

Total amount issued	US$600 million	€500 million

Issue date	March 13, 2006	March 13, 2006

Dividend suspension events

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(11) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (USD) 1 Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (USD) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (USD) 1.

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(12) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (EUR) 1 Preferred Securities, and Mizuho Financial Group issues a dividend suspension notice to MCI (EUR) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (EUR) 1

Mandatory dividend event	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (USD) 1 Preferred Securities must be made on the dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.	If Mizuho Financial Group pays any dividends on its common stock with respect to a fiscal year, dividend payments for the full amount of MCI (EUR) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (USD) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(11).	Dividends for the MCI (EUR) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(12).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (USD) 1 Preferred Securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (EUR) 1 Preferred Securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)

Issuer	Mizuho Capital Investment (JPY) 1 Limited (“MCI (JPY) 1,” and the preferred securities described below are referred to as “MCI (JPY) 1 Preferred Securities.”)	Mizuho Capital Investment (JPY) 2 Limited (“MCI (JPY) 2,” and the preferred securities described below are referred to as “MCI (JPY) 2 Preferred Securities.”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None

Optional redemption	Starting from the dividend payment date falling in June 2016, optionally redeemable on each dividend payment date in five-year intervals (subject to prior approval from regulatory authorities)	Starting from the dividend payment date falling in June 2018, optionally redeemable on each dividend payment date (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2016. Dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2018. Dividend payments that are suspended are non-cumulative.)

Dividend payment date	June 30th and December 30th of each year	June 30th and December 30th of each year

Total amount issued	¥400 billion	¥274.5 billion

Issue date	January 12, 2007	January 11, 2008

Dividend suspension events

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(14) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 1 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 1; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 1

(Mandatory dividend suspension or reduction event)

(1)    When a Liquidation Event(7), Reorganization Event(8), Insolvency Event(9) or Governmental Action(10) has occurred to Mizuho Financial Group;

(2)    when Mizuho Financial Group’s Available Distributable Amounts(15) is insufficient, or dividends on its preferred stock(13) are suspended or reduced;

(Optional dividend suspension or reduction event)

(3)    when the capital adequacy ratio of Mizuho Financial Group or its Tier 1 capital ratio fails to meet the minimum requirement, or would fall short as a result of the dividend payments on the MCI (JPY) 2 Preferred Securities and when Mizuho Financial Group issues a dividend suspension notice to MCI (JPY) 2; and

(4)    when Mizuho Financial Group fails to pay dividends on its common stock and issues a dividend suspension notice to MCI (JPY) 2

Mandatory dividend event

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 1 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

If Mizuho Financial Group pays any dividends on its common stock to holders of record as of a prescribed record date in the immediately preceding fiscal year, dividend payments for the full amount of MCI (JPY) 2 Preferred Securities must be made on dividend payment dates during the subsequent fiscal year; provided that no event for the mandatory suspension or reduction of dividends has occurred and that no dividend suspension notice has been issued in conjunction with the occurrence of an optional dividend suspension or reduction event.

Distributable amounts limitation	Dividends for the MCI (JPY) 1 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(14).	Dividends for the MCI (JPY) 2 preferred securities are paid to the extent of Mizuho Financial Group’s Available Distributable Amounts(15).

Dividend limitations	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 1 Preferred securities are also reduced by an equal percentage.	When dividends on Mizuho Financial Group’s Preferred Stock(13) are reduced, dividends on MCI (JPY) 2 Preferred securities are also reduced by an equal percentage.

Claims for residual assets	Same priority as Mizuho Financial Group’s Preferred Stock(13)	Same priority as Mizuho Financial Group’s Preferred Stock(13)

Notes:
(1)	Loss Absorption Certificate
Refers to a certificate that Mizuho Financial Group delivers to the issuer (in case of the loss absorption event set forth in clause (iv) below, the issuance thereof is at our discretion) upon any of the following events with respect to Mizuho Financial Group: (i) liquidation event that shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (a) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (b) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group; (ii) reorganization event that shall be deemed to occur if a competent court in Japan shall have adjudicated (a) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (b) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law; (iii) governmental action that shall be deemed to occur if the government authority in Japan (a) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (b) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (c) publicly declares Mizuho Financial Group to be under public management or (d) issues an order that Mizuho Financial Group be transferred to a third party; (iv) inadequate ratio event that shall be deemed to occur if capital adequacy ratio or Tier 1 capital ratio fails to meet the minimum requirement or would fall short as a result of a dividend payment on the relevant preferred securities; (v) default event that shall be deemed to occur if Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities; or (vi) insolvency event shall be deemed to occur if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(2)	Preferred Stock
Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments. It includes such preferred stocks that are issued in the future.

(3)	Available Distributable Amounts

Refers to the maximum amount available for dividends (“Distributable Amounts”) calculated based on the immediately preceding fiscal year’s financial statements, less the aggregate amount of dividends paid previously during the current fiscal year and scheduled to be paid thereafter in respect of such fiscal year in respect of any Preferred Stock (provided that each interim dividend payment on Preferred Stock to be paid during such current Fiscal Year shall be excluded in calculating Available Distributable Amounts). Notwithstanding the foregoing, if there are securities issued by a company other than Mizuho Financial Group of which the rights to dividends and the rights at the time of liquidation, etc., are determined by reference to the financial condition and results of operation of Mizuho Financial Group and which rank, in relation to MPC (with respect to the columns for MPC1, MPC5, MPC6 and MPC7, “MPC” refers to MPC1, MPC5, MPC6 and MPC7, respectively), equal in point of subordination as the Parity Preferred Securities (“Parallel Preferred Securities”), the Available Distributable Amounts are adjusted as follows:

Available Distributable Amounts after the adjustment = Available Distributable Amounts x (Total of full dividend payment amount for Parity Preferred Securities in such fiscal year) / (Total of full dividend payment amount for Parity Preferred Securities in such fiscal year + Total amount of full dividend payment amount for Parallel Securities in such fiscal year)

(4)	Distributable Amounts Limitation Certificate
Refers to a certificate issued by Mizuho Financial Group on or before the annual general meeting of shareholders to issuers if Available Distributable Amounts falls short of total dividends to be paid on the dividend payment date, which shall set forth the Available Distributable Amounts of such fiscal year.

(5)	Mandatory Dividend Payment Date
Refers to a dividend payment date in June of a calendar year when a fiscal year of Mizuho Financial Group ends with respect to which it paid dividends on its common stock.

(6)	Parity Preferred Securities
Refers to the collective designation for preferred securities and MPC Preferred Securities issued by MPC (with respect to the columns for MPC1, MPC5, MPC6 and MPC7, “MPC” refers to MPC1, MPC5, MPC6 and MPC7, respectively) which are perpetual and the dividend payment dates and the use of proceeds are the same as that of the relevant MPC Preferred Securities (or MPC1 Preferred Securities, MPC5 Preferred Securities, MPC6 Preferred Securities or MPC7 Preferred Securities, as the case may be). (In the case of MPC6, for example, Parity Preferred Securities are the collective designation that includes Series A, Series B as well as other preferred securities that satisfy the above conditions if newly issued in the future.)

(7)	Liquidation Event
Shall be deemed to occur where a liquidation proceeding is commenced by or against Mizuho Financial Group or a competent court in Japan shall have (i) adjudicated Mizuho Financial Group to be subject to bankruptcy proceedings or (ii) approved a preparation of a reorganization plan for abolishment of all business of Mizuho Financial Group.

(8)	Reorganization Event
Shall be deemed to occur if a competent court in Japan shall have adjudicated (i) the commencement of a corporate reorganization proceeding of Mizuho Financial Group under the Corporate Reorganization Law or (ii) the commencement of a civil rehabilitation proceeding of Mizuho Financial Group under the Civil Rehabilitation Law.

(9)	Insolvency Event
Shall be deemed to occur if (i) Mizuho Financial Group is not able to pay its debts as they become due or would not be able to do so as a result of a dividend payment on the relevant preferred securities, or (ii) if the liabilities of Mizuho Financial Group exceeds its assets or would exceed its assets as a result of a dividend payment on the relevant preferred securities.

(10)	Governmental Action
Shall be deemed to occur if the government authority in Japan (i) publicly declares Mizuho Financial Group is not able to pay its debts as they become due, (ii) publicly declares Mizuho Financial Group’s liabilities exceed its assets, (iii) publicly declares Mizuho Financial Group to be under public management or (iv) issues an order that Mizuho Financial Group be transferred to a third party.

(11)	Available Distributable Amounts for MCI (USD) 1 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (USD) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (USD) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (USD) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (USD) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (USD) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (USD) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(12)	Available Distributable Amounts for MCI (EUR) 1 Preferred Securities

(Up to the dividend payment date falling in June 2011)

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend payment amount on MCI (EUR) 1 Preferred Securities and the full dividend payment amount on preferred securities for the then current fiscal year that are equivalently subordinated in nature with MCI (EUR) 1 Preferred Securities (“Equivalent Securities”).

(From the dividend payment date falling in December 2011)

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend payment amount on MCI (EUR) 1 Preferred Securities and the full dividend amount on Equivalent Securities to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (EUR) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Sock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (EUR) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date falling in June, pro-rated between full dividends on MCI (EUR) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (EUR) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(13)	Preferred Stocks

Refers to preferred stock of Mizuho Financial Group qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of Mizuho Financial Group as to dividend payments and claims to residual assets.

(14)	Available Distributable Amounts for the MCI (JPY) 1 Preferred Securities

(i) Amount available in June
Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 1 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 1 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 1 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 1 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 1 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 1 Preferred Securities falling in June up to the dividend payment date falling in December.

(15)	Available Distributable Amounts for the MCI (JPY) 2 Preferred Securities

(i) Amount available in June

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), pro-rated between the full dividend amount on MCI (JPY) 2 Preferred Securities and the full dividend amount on preferred securities that are equivalently subordinated in nature with MCI (JPY) 2 Preferred Securities (“Equivalent Securities”) to which dividends are paid in whole or in part or declared to be paid on or prior to the relevant dividend payment date of MCI (JPY) 2 Preferred Securities.

(ii) Amount available in December

Refers to Distributable Amounts of Mizuho Financial Group calculated based on the financial statements for the immediately preceding fiscal year, less (A) the amount of dividend payments on Preferred Stock(13) (excluding interim dividend payments), (B) the amount of dividend payments on MCI (JPY) 2 Preferred Securities made or declared to be made on or prior to the dividend payment date falling in June and (C) the dividends on Equivalent Securities paid or declared to be paid on or prior to the dividend payment date in June, pro-rated between full dividends on MCI (JPY) 2 Preferred Securities for the dividend payment date falling in December and full dividends on Equivalent Securities paid in whole or in part or declared to be paid from the day after the dividend payment date of MCI (JPY) 2 Preferred Securities falling in June up to the dividend payment date falling in December.

Preferred securities issued by SPCs of Mizuho Corporate Bank, Ltd. (the “Bank”)

Issuer	Mizuho Preferred Capital Company L.L.C. (“MPCC,” and the preferred securities described below is referred to as “MPCC Preferred Securities”)	Mizuho JGB Investment L.L.C. (“MJI,” and the preferred securities described below is referred to as “MJI Preferred Securities”)

Type of securities	Non-cumulative perpetual preferred securities	Non-cumulative perpetual preferred securities

Mandatory redemption date	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)	Optionally redeemable on each dividend payment date falling in or after June 2008 (subject to prior approval from regulatory authorities)

Dividends	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2008. In addition, a step-up dividend rate is applied after such date. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)	Fixed dividend rate for the first ten years (although a floating dividend rate is applied with respect to dividend payment dates after June 2008. In addition, a step-up dividend rate is applied after such date. As stated in “Dividend suspension events” below, dividend payments that are suspended are non-cumulative.)

Dividend payment date	Last business day of June and December of each year	Last business day of June and December of each year

Total amount issued	US$1.0 billion	US$1.6 billion

Issue date	February 23, 1998	March 16, 1998

Dividend suspension events	If any of the following events arise, dividend payments are suspended on a non-cumulative basis (except in the case of a mandatory dividend event described below):	If any of the following events arise, dividend payments are suspended on a non-cumulative basis (except in the case of a mandatory dividend event described below):

(1)    when the capital adequacy ratio of the Bank or its Tier 1 capital ratio fails to meet the minimum requirements and a Dividend Suspension Notice(1) has been issued regarding MPCC Preferred Securities;

(1)    when the capital adequacy ratio of the Bank or its Tier 1 capital ratio fails to meet the minimum requirements and a Dividend Suspension Notice(1) has been issued regarding MJI Preferred Securities;

	(2) when a liquidation proceeding of the Bank is commenced, bankruptcy of the Bank or reorganization plan for terminating Bank’s business is approved by a competent court;	(2) when a liquidation proceeding of the Bank is commenced, bankruptcy of the Bank or reorganization plan for terminating Bank’s business is approved by a competent court;
	(3) when dividends on the Bank’s Preferred Stock(2) are suspended and the Bank notifies such suspension in writing or a Dividend Suspension Notice(1) is issued regarding MPCC Preferred Securities; or	(3) when dividends on the Bank’s Preferred Stock(2) are suspended and the Bank notifies such suspension in writing or a Dividend Suspension Notice(1) is issued regarding MJI Preferred Securities; or
	(4) when dividends on the Bank’s stock are completely suspended and Dividend Suspension Notice(1) is issued on MPCC Preferred Securities.	(4) when dividends on the Bank’s stock are completely suspended and Dividend Suspension Notice(1) is issued on MJI Preferred Securities.

Mandatory dividend event	If the Bank pays any dividends on any of its stock with respect to a fiscal year, dividend payments for the full amount of MPCC Preferred Securities must be made (except in the case described in clause (2) of dividend suspension events above) on the relevant dividend payment dates for two consecutive Dividend Periods(3) after the end of such fiscal year.	If the Bank pays any dividends on any of its stock with respect to a fiscal year, dividend payments for the full amount of MJI Preferred Securities must be made (except in the case described in clause (2) of dividend suspension events above) on the relevant dividend payment dates for two consecutive Dividend Periods(3) after the end of such fiscal year.

Distributable amounts limitation	None	None

Dividend limitations	None	None

Claims on residual assets	Same priority as the Bank’s Preferred Stock(2)	Same priority as the Bank’s Preferred Stock(2)

Notes:

(1)	Dividend Suspension Notice

Refers to the notice Mizuho Preferred Capital Holding Inc. (or, in the case of MJI, Mizuho JGB Investment Holdings Inc.), the intermediate holding company of the Issuer in the United States, delivers to the Issuer ten days or more prior to a dividend payment date stating that MPCC (or MJI) will not pay dividends on the relevant dividend payment date.

(2)	Bank’s Preferred Stock

Refers to preferred stock of the Bank qualifying as Tier 1 capital and ranking most senior compared to other preferred stock of the Bank as to dividend payments. It includes such preferred stocks that are issued in the future.

(3)	Dividend Period

Refers to periods commencing on the day after the last business day of June and continuing to the last business day of December and periods commencing on the day after the last business day of December and continuing to the last business day of June.

(B) Summary of Preferred Stock

The preferred stocks that have been issued as stated below are included in Tier 1 capital of Mizuho Financial Group’s consolidated capital adequacy ratio.

		Eleventh Series Class XI Preferred Stock	Thirteenth Series Class XIII Preferred Stock
	Amount outstanding as of fiscal year end	¥943.74 billion	¥36.69 billion

	Preferred dividend payment	An annual dividend payment of ¥20,000 per preferred share to holders of preferred stock in priority to dividend payments to holders of common stock.	An annual dividend payment of ¥30,000 per preferred share to holders of preferred stock in priority to dividend payments to holders of common stock.

	Non-cumulative clause	In the event that all or part of the preferred dividends are not paid during a given fiscal year, the shortfall is not accumulated in or beyond the following fiscal year.	In the event that all or part of the preferred dividends are not paid during a given fiscal year, the shortfall is not accumulated in or beyond the following fiscal year.

	Non-participation clause	No distribution of surplus exceeding the preferred dividend payment is made to holders of preferred stock.	No distribution of surplus exceeding the preferred dividend payment is made to holders of preferred stock.

	Preferred interim dividend payment	If an interim dividend payment is made, ¥10,000 per share is to be paid in priority to holders of common stock.	If an interim dividend payment is made, ¥15,000 per share is to be paid in priority to holders of common stock.

	Distribution of residual assets	¥1,000,000 per preferred share is to be paid in priority to holders of common stock and no other distribution of residual assets is to be made.	¥1,000,000 per preferred share is to be paid in priority to holders of common stock and no other distribution of residual assets is to be made.

Conversion(1) request	Conversion period	From July 1, 2008 to June 30, 2016.	n.a.
	Initial conversion price	¥536,700.	n.a.
Reset of conversion price

On July 1 of each year from July 1, 2009 to July 1, 2015 (hereafter, “Conversion Price Reset Date”), in the event the market price of common stock on such date is below the effective conversion price on the day before the relevant Conversion Price Reset Date, the reset price is to be adjusted as of the relevant Conversion Price Reset Date to such market price (minimum: ¥332,000), where market price is defined as the average of the daily closing prices of common stock as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to the Conversion Price Reset Date.

n.a.
	Adjustment of the conversion price	Adjustments to the conversion price are to be made upon the issuance or disposition of common stock at a price lower than the market price and in other specified circumstances.	n.a.
Number of shares of common stock to be provided upon conversion

The number obtained by dividing (i) the total issue price of the preferred stock submitted in connection with the conversion request by the holders of such preferred stock by (ii) the conversion price.

n.a.

Mandatory conversion of preferred stock	Mizuho Financial Group shall acquire on July 1, 2016 any preferred stock in respect of which a request for conversion has not been made by June 30, 2016 and deliver common stock to the holder of such preferred stock. The number of shares of common stock to be delivered is obtained by dividing ¥1,000,000 by the average of the daily closing prices of common stock as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on the 45th trading day prior to July 1, 2016 (minimum: ¥332,000).	n.a.

Conversion clause	n.a.

On or after April 1, 2013, as determined by a resolution of the general meeting of shareholders, all or a portion of the preferred stock can be repurchased at the conversion price set forth below.

The conversion price per share will be the sum of ¥1,000,000 and the preferred dividend pro-rated for the number of days from the first day of the fiscal year during which the conversion date falls; provided, however, that if preferred interim dividends are paid, the conversion price per share is to be reduced by the amount of such interim dividend.

Voting rights	The holders of preferred stock shall not have voting rights at a general meeting of shareholders; provided, however, that the holders of preferred stock may have voting rights from the date of a general meeting of shareholders if a proposal for the payment of preferred dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders if a proposal on the preferred dividends is rejected at such general meeting of shareholders, until, in either case, such time as a resolution of a general meeting of shareholders for the payment of preferred dividends is approved.	The holders of preferred stock shall not have voting rights at a general meeting of shareholders; provided, however, that the holders of preferred stock may have voting rights from the date of a general meeting of shareholders if a proposal for the payment of preferred dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders if a proposal on the preferred dividends is rejected at such general meeting of shareholders, until, in either case, such time as a resolution of a general meeting of shareholders for the payment of preferred dividends is approved.

Preferential status	All classes of preferred stock rank pari passu with respect to preferred dividends, preferred interim dividends and residual assets.	All classes of preferred stock rank pari passu with respect to preferred dividends, preferred interim dividends and residual assets.

Notes:

(1)	Conversion of the preferred stock is conducted through the acquisition of the relevant shares of preferred stock by Mizuho Financial Group followed by the delivery of the applicable number of shares of common stock. As such, the word “acquisition” is used in lieu of “conversion” in our articles of incorporation.

(C) Summary of debt capital instruments

1. Summary

The following debt capital instruments are included in Tier 2 capital:

—	Perpetual subordinated debt;

—	Dated subordinated debt; and

—	Dated preferred stock.

Of the above, perpetual subordinated debt and dated subordinated debt are in the form of subordinated bonds with subordination clause (corporate bonds with subordination clause) or subordinated loans (borrowing by means of loan agreement with subordination clause) (collectively, “Subordinated Bonds, Etc.”). Specifically, such debt capital is raised as follows:

(1)	Subordinated bonds offered to investors in Japan and abroad;

(2)	Subordinated bonds using a Euro MTN program, etc.; and

(3)	Subordinated loans.

The Subordinated Bonds, Etc., are issued by or loaned to Mizuho Financial Group, its banking subsidiaries or overseas consolidated SPC subsidiaries.

In each case, the above instruments are based on terms that are in accordance with relevant public notices and supervisory guidelines of the Financial Services Agency so as to ensure eligibility as Tier 2 capital.

At present, we have no dated preferred stock outstanding.

2. Subordination clause

Subordinated Bonds, Etc., include subordination clauses pursuant to which, in the event that certain grounds for subordination arise, payments of principal and interest on the relevant Subordinated Bonds, Etc., are ranked lower in priority compared to the execution of obligations relating to more senior claims which are obligations other than those that rank pari passu or junior to such Subordinated Bonds, Etc. (concerning the rights of holders of Subordinated Bonds, Etc., that seek payment, the order of priority in receiving payments in bankruptcy proceedings is junior to subordinated bankrupt claims as set forth in the Bankruptcy Law). As a result, senior creditors have priority over holders of Subordinated Bonds, Etc., in the event of bankruptcy, corporate reorganization and civil rehabilitation proceedings, etc.

3. Perpetual subordinated debt

Perpetual subordinated debt is a debt capital instrument with all of the following features:

(1)	Unsecured, fully paid and subordinated to other obligations;

(2)	Not redeemable or repayable, except when it is optional and the debtor anticipates that a sufficient capital adequacy ratio will be maintained after such redemption or repayment or in connection with the raising of capital in an amount equal to or in excess of the amount to be redeemed or repaid;

(3)	Applicable to absorb losses while the obligor continues to do business; and

(4)	Contains a provision that allows a deferred payment of interest.

4. Dated subordinated debt

Dated subordinated debt differs from perpetual subordinated debt in that it has a fixed redemption or repayment term of more than five years.

In the case of both perpetual subordinated debt and dated subordinated debt, if a step-up in interest is provided for, the application of such step-up must be made at a time five years or more from the issue or loan date so as to prevent the interest to be paid after step-up from being excessive, and the amount of step-up must be within the limit that the Financial Services Agency determines in supervisory guidelines.

(4) Summary of approach to assessing capital adequacy

In order to ensure that risk-based capital is sufficiently maintained in light of the risk held by us, we regularly conduct the following assessment of capital adequacy in addition to adopting a suitable and effective capital adequacy monitoring structure.

Maintaining a sufficient BIS capital adequacy ratio and Tier 1 capital ratio

We confirm our maintenance of a high level of financial soundness by conducting regular evaluations to examine whether our risk-based capital is adequate in qualitative as well as quantitative terms, in the light of our business plans and strategic targets to match the increase in risk-weighted assets acquired for growth, in addition to maintaining risk-based capital that exceeds the minimum requirements (8% under BIS standards, 4% under domestic standards).

Balancing risk and capital

On the basis of the framework for allocating risk capital, after obtaining the clearest possible grasp of the group’s overall risk exposure, we endeavor to control risk so as to keep it within the range of our business capacity by means of allocating capital that corresponds to the amount of risk to the business groups and units of our banking subsidiaries, etc. within the bounds of our capital, and we conduct regular assessments to ensure that a sufficient level of capital is maintained for our risk profile. When making these assessments, we examine whether an appropriate return on risk is maintained in addition to considering the effects that interest rate risk related to our banking book, credit concentration risk and stress tests have on our capital.

(5) Required capital by portfolio classification

	(Billions of yen)
	As of March 31, 2007		As of March 31, 2008
	EAD	Required capital	EAD	Required capital
Credit risk	147,489.3	6,067.2	148,517.6	6,261.6

Internal ratings-based approach	140,350.2	5,809.9	138,667.2	5,931.0
Corporate (except specialized lending)	54,948.3	3,359.6	55,036.7	3,470.1
Corporate (specialized lending)	2,416.9	233.1	2,909.7	279.0
Sovereign	43,294.3	100.6	41,705.9	63.7
Bank	7,227.3	171.0	7,914.3	118.0
Retail	13,016.0	543.3	12,943.7	555.3
Residential mortgage	10,260.7	370.9	10,309.2	386.7
Qualifying revolving loans	345.0	22.0	329.0	23.0
Other retail	2,410.2	150.4	2,305.5	145.5
Equities, etc.	6,550.1	619.9	5,086.8	628.0
PD/LGD approach	910.9	110.9	1,060.9	234.3
Market-based approach (simple risk weight method)	147.0	51.3	277.6	75.8
Market-based approach (internal models approach)	—	—	—	—
Transitional measure applied	5,492.0	457.6	3,748.2	317.8
Regarded-method exposure	1,097.2	310.9	1,511.9	359.1
Purchase receivables	3,134.1	101.4	2,852.6	118.8
Securitizations	6,394.6	159.1	6,484.6	160.5
Others	2,271.0	210.4	2,220.5	178.0

Standardized approach	7,139.0	257.2	9,850.3	330.6
Sovereign	2,633.8	2.2	3,672.2	3.3
Bank	1,731.4	30.0	2,841.0	48.8
Corporate	2,474.5	192.7	2,453.8	183.2
Residential mortgage	0.0	0.0	0.0	0.0
Securitizations	17.4	15.4	67.2	30.4
Others	281.7	16.7	815.8	64.8

Market risk	n.a.	174.9	n.a.	164.2

Standardized approach	n.a.	138.2	n.a.	112.9
Interest rate risk	n.a.	84.5	n.a.	84.1
Equities risk	n.a.	40.1	n.a.	18.1
Foreign exchange risk	n.a.	7.8	n.a.	4.1
Commodities risk	n.a.	5.6	n.a.	6.4
Option transactions	n.a.	—	n.a.	—

Internal models approach	n.a.	36.7	n.a.	51.2

Operational risk (standardized approach)	n.a.	310.2	n.a.	290.8

Total required capital (consolidated)	n.a.	5,663.6	n.a.	5,269.8

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deduction from capital. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalent amount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

6.	The major exposures included in each portfolio classification of internal ratings-based approach are as follows:

Corporate (excluding specialized lending)	Credit to corporations and sole proprietors (excluding credit to retail customers)

Corporate (specialized lending)	Credit that limits interest and principal repayment sources to cash flow derived from specific real estate, chattel, businesses, etc.

Sovereign	Credit to central governments, central banks and local governmental entities

Bank	Credits to banks and securities companies, etc.

Retail	Housing loans (residential mortgage), credit card loans (qualifying revolving retail loans) and other individual consumer loans and loans to business enterprises with total credit amount of less than ¥100 million (other retail), etc.

Equities, etc.

Capital stock, preferred securities, perpetual subordinated debt, etc. (excluding trading assets)

* The transitional measure applies to those held from September 30, 2004 or earlier, and others are applied either the PD/LGD approach or the market-based approach.

Regarded-method exposure	Investment trusts and funds, etc.

Purchase receivables	Receivables purchased from third parties excluding securities (excluding securitizations)

Securitizations	Transactions in the form of “non-recourse” or having a “senior/subordinated structure” (excluding specialized lending)

■ Credit Risk

(6) Credit risk management

— Summary of credit risk management

See pages 43 to 44 for a summary of our credit risk management policies and procedures.

We use the foundation internal ratings-based approach to calculate credit risk-weighted assets for purposes of Basel II. However, we exempt business uni ts or asset classes for which calculating the amount of credit risk-weighted assets is deemed immaterial based on a consideration of the type of business and the degree of influence on the amount of credit risk-weighted assets from the use of the foundation internal ratings-based approach, and the standardized approach is applied for these business units or asset classes.

In addition, the various estimates used to calculate credit risk-weighted assets, such as PD (probability of default), are used for purposes of internal credit risk measurement and risk capital allocations. In compliance with regulations, we estimate PD by using long-term averages of actual defaults, to which conservative adjustments are made, based on internal and external data. We regularly perform verifications through back testing and other methods.

— Status of portfolios to which standardized approach is applied

Eligible external credit assessment institutions used for determining the risk weight for portfolios to which the standardized approach is applied are Rating and Investment Information, Inc. (R&I) in Japan and Standard & Poor’s Ratings Services (S&P) overseas.

We apply a 100% risk weight for all of our corporate exposure.

— Summary of our internal rating system

See page 43 for a summary of our internal rating system and rating assignment procedures.

The following table sets forth information with respect to the definition of obligor ratings.

Obligor Ratings

Obligor ratings (major category)		Definition of ratings	Classification
A1–A3		Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2		Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3		Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
D1–D3		Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.	Non-investment grade zone
E1		Obligors who require close watching going forward because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
R
F1		Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default (impaired loans, including restructured loans and loans that are 90 days or more delinquent)
G1		Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1		Obligors who have already gone bankrupt, from both a legal and/or formal perspective.

(7) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure. The outstanding balance is based on exposure at default.

No significant difference exists between period-end credit risk position and the average credit risk position during the fiscal years ended March 31, 2007 and 2008.

— Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of March 31, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	72,435.4	24,737.5	1,721.3	5,674.3	104,568.7

Overseas	15,958.0	8,100.6	2,783.6	1,447.1	28,289.5

Asia	3,043.1	483.6	85.1	389.6	4,001.4
Central and South America	1,645.0	6.0	113.0	9.0	1,773.2
North America	5,811.1	4,650.2	1,032.6	239.7	11,733.8
Eastern Europe	49.1	—	0.0	1.5	50.6
Western Europe	4,162.1	2,870.2	1,514.5	684.1	9,231.0
Others	1,247.4	90.5	38.2	123.0	1,499.3

Exempt portion	n.a.	n.a.	n.a.	7,121.6	7,121.6

Total	88,393.5	32,838.2	4,505.0	14,243.1	139,979.9

Notes:

1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	70,384.1	24,070.6	2,333.3	5,338.5	102,126.6

Overseas	16,931.7	6,822.8	3,578.0	1,211.3	28,544.0

Asia	3,199.2	426.1	125.2	457.4	4,208.1
Central and South America	1,721.4	108.0	182.5	7.6	2,019.7
North America	5,659.0	4,237.5	1,204.8	196.7	11,298.1
Eastern Europe	86.1	—	0.3	2.7	89.2
Western Europe	4,669.5	1,862.5	1,984.8	415.0	8,931.9
Others	1,596.3	188.5	80.2	131.5	1,996.7

Exempt portion	n.a.	n.a.	n.a.	9,783.0	9,783.0

Total	87,315.9	30,893.5	5,911.3	16,332.8	140,453.7

Notes:

1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of March 31, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	14,848.0	4,030.5	499.8	327.3	19,705.7
Construction	1,901.8	286.4	24.3	4.2	2,216.8
Real estate	7,666.6	545.7	33.8	70.9	8,317.2
Service industries	7,988.4	468.0	147.4	79.2	8,683.3
Wholesale and retail	8,318.4	986.1	512.4	499.2	10,316.1
Finance and insurance	9,570.7	3,332.2	3,022.0	1,580.3	17,505.4
Individuals	12,563.8	—	0.4	21.9	12,586.1
Others	12,317.0	7,696.9	261.2	2,865.2	23,140.5
Japanese Government; Bank of Japan	13,218.3	15,491.9	3.3	1,672.8	30,386.5

Exempt portion	n.a.	n.a.	n.a	7,121.6	7,121.6

Total	88,393.5	32,838.2	4,505.0	14,243.1	139,979.9

Notes:
1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	“Others”include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	14,412.7	2,973.5	626.9	275.2	18,288.4
Construction	1,900.5	201.7	25.0	14.8	2,142.1
Real estate	7,526.9	604.4	54.1	93.5	8,279.0
Service industries	7,461.4	538.7	244.8	150.2	8,395.3
Wholesale and retail	8,356.7	804.4	793.4	447.4	10,402.1
Finance and insurance	9,922.3	2,284.8	3,656.6	1,778.8	17,642.7
Individuals	12,839.8	—	0.3	18.0	12,858.2
Others	11,756.7	6,778.7	504.9	2,846.0	21,886.5
Japanese Government; Bank of Japan	13,138.4	16,706.8	5.1	925.4	30,775.9

Exempt portion	n.a.	n.a.	n.a.	9,783.0	9,783.0

Total	87,315.9	30,893.5	5,911.3	16,332.8	140,453.7

Notes:
1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	“Others”include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of March 31, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	32,033.9	7,329.3	273.5	1,949.0	41,585.9
From one year to less than three years	12,689.4	7,008.0	2,519.6	90.2	22,307.4
From three years to less than five years	13,494.0	3,585.1	887.0	27.3	17,993.5
Five years or more	25,751.1	13,248.2	704.4	1,608.2	41,312.1
Others	4,424.9	1,667.4	120.2	3,446.6	9,659.2

Exempt portion	n.a.	n.a.	n.a.	7,121.6	7,121.6

Total	88,393.5	32,838.2	4,505.0	14,243.1	139,979.9

Notes:
1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	“Others”include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Less than one year	29,969.0	9,586.2	492.3	1,652.0	41,699.6
From one year to less than three years	12,883.0	7,082.8	2,717.9	796.0	23,479.9
From three years to less than five years	13,297.5	3,397.0	1,510.3	47.9	18,252.8
Five years or more	21,922.5	5,810.5	1,074.2	34.1	28,841.4
Others	9,243.6	5,016.7	116.5	4,019.6	18,396.6

Exempt portion	n.a.	n.a.	n.a.	9,783.0	9,783.0

Total	87,315.9	30,893.5	5,911.3	16,332.8	140,453.7

Notes:
1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	“Others”include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of March 31, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,833.6	65.9	8.0	33.2	1,940.8

Overseas	118.7	0.2	—	6.8	125.7

Asia	26.1	0.2	—	5.8	32.1
Central and South America	0.8	0.0	—	0.0	0.8
North America	53.8	—	—	0.0	53.8
Eastern Europe	0.5	—	—	—	0.5
Western Europe	31.9	—	—	0.9	32.8
Others	5.4	—	—	—	5.4

Exempt portion	n.a.	n.a.	n.a.	0.3	0.3

Total	1,952.3	66.1	8.0	40.3	2,066.8

Notes:
1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	Exposureto non-Japanese residents is included in “Overseas.”

3.	“Others”include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Domestic	1,874.5	187.2	25.6	38.7	2,126.1

Overseas	114.5	0.0	0.3	5.1	120.0

Asia	27.3	0.0	0.0	4.2	31.6
Central and South America	0.1	0.0	—	0.0	0.1
North America	22.5	—	—	0.0	22.5
Eastern Europe	0.5	—	—	—	0.5
Western Europe	58.7	—	0.3	0.7	59.8
Others	5.3	—	—	—	5.3

Exempt portion	n.a.	n.a.	n.a.	0.4	0.4

Total	1,989.1	187.2	26.0	44.2	2,246.6

Notes:
1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	Exposureto non-Japanese residents is included in “Overseas.”

3.	“Others”include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of March 31, 2007
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	154.2	5.2	0.5	12.2	172.4
Construction	90.0	13.8	1.0	0.5	105.4
Real estate	344.0	0.1	0.3	0.5	345.1
Service industries	222.5	1.8	0.4	6.2	231.1
Wholesale and retail	270.1	28.1	2.7	8.2	309.2
Finance and insurance	332.5	8.5	1.9	6.9	349.9
Individuals	192.2	—	—	1.5	193.7
Others	346.4	8.3	0.8	3.7	359.3

Exempt portion	n.a.	n.a.	n.a.	0.3	0.3

Total	1,952.3	66.1	8.0	40.3	2,066.8

Notes:

1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

	(Billions of yen)
	As of March 31, 2008
	Loans, commitments and other non-OTC derivative off-balance-sheet exposures	Securities	OTC derivatives	Others	Total
Manufacturing	246.6	8.2	3.7	10.7	269.4
Construction	105.8	12.9	1.1	0.9	120.8
Real estate	298.3	0.5	0.3	0.6	299.9
Service industries	277.1	4.4	0.8	6.4	288.8
Wholesale and retail	326.1	9.0	8.5	11.1	354.8
Finance and insurance	209.7	117.9	2.5	7.0	337.2
Individuals	330.6	—	—	1.5	332.1
Others	194.5	34.0	8.7	5.3	242.8

Exempt portion	n.a.	n.a.	n.a.	0.4	0.4

Total	1,989.1	187.2	26.0	44.2	2,246.6

Notes:

1.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of reserves for possible losses on loans

(F) Fiscal year-end balances of reserves for possible losses on loans and changes during the fiscal year

  (after partial direct write-offs)

	(Billions of yen)
	As of and during the fiscal year ended March 31, 2007	As of and during the fiscal year ended March 31, 2008
General reserve for possible losses on loans
Beginning balance	615.7	500.8
Increase during the fiscal year	500.8	510.9
Decrease during the fiscal year	615.7	500.8
Ending balance	500.8	510.9

Specific reserve for possible losses on loans
Beginning balance	194.9	352.3
Increase during the fiscal year	352.3	173.4
Decrease during the fiscal year	194.9	352.3
Ending balance	352.3	173.4

Reserve for possible losses on loans to restructuring countries
Beginning balance	3.4	3.1
Increase during the fiscal year	3.1	0.0
Decrease during the fiscal year	3.4	3.1
Ending balance	3.1	0.0

Total
Beginning balance	814.1	856.3
Increase during the fiscal year	856.3	684.4
Decrease during the fiscal year	814.1	856.3
Ending balance	856.3	684.4

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2007	As of March 31, 2008	Change
Domestic	332.8	144.6	(188.1)
Manufacturing	15.4	12.0	(3.3)
Construction	3.2	5.3	2.1
Real estate	11.3	10.3	(1.0)
Service industries	16.8	24.7	7.8
Wholesale and retail	21.6	24.9	3.2
Finance and insurance	178.5	4.3	(174.2)
Individuals	64.6	56.8	(7.8)
Others	20.9	5.9	(14.9)

Overseas	15.9	24.7	8.8

Exempt portion	3.5	3.9	0.3

Total	352.3	173.4	(178.8)

Note:

Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

	(Billions of yen)
	For the fiscal year ended March 31, 2007	For the fiscal year ended March 31, 2008
Manufacturing	7.7	23.1
Construction	1.4	7.4
Real estate	0.6	2.7
Service industries	11.7	13.1
Wholesale and retail	20.9	35.0
Finance and insurance	5.7	5.4
Individuals	5.6	2.7
Others	13.0	37.7

Exempt portion	0.2	0.5

Total	67.1	128.0

Notes:

1.	The above table shows the breakdown of losses on write-offs of loans in our consolidated statement of income.

2.	Exempt portion represents amounts calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Others” include overseas and non-Japanese resident portions.

— Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of March 31, 2007
	On-balance sheet	Off-balance sheet	Total
Risk weight				With external rating
0%	758.1	1,875.2	2,633.4	138.9
10%	0.6	0.1	0.8	—
20%	538.6	1,148.9	1,687.6	0.0
35%	0.0	—	0.0	—
50%	85.5	0.5	86.1	0.5
100%	2,086.2	627.2	2,713.4	15.3
150%	0.0	—	0.0	—
350%	—	—	—	—

Total	3,469.4	3,652.2	7,121.6	154.7

Note:	Off-balance-sheet exposure shows credit equivalent amount.

	(Billions of yen)
	As of March 31, 2008
	On-balance sheet	Off-balance sheet	Total
Risk weight				With external rating
0%	629.1	2,946.8	3,576.0	71.5
10%	12.4	—	12.4	—
20%	644.9	2,137.9	2,782.8	0.6
35%	0.0	—	0.0	—
50%	92.6	1.2	93.8	5.9
100%	2,513.4	804.1	3,317.6	28.5
150%	0.0	—	0.0	—
350%	—	—	—	—
625%	—	—	—	—
937.5%	—	—	—	—
1,250%	—	0.0	0.0	—

Total	3,892.7	5,890.2	9,783.0	106.7

Note:	Off-balance-sheet exposure shows credit equivalent amount.

(J) Deduction from capital

	(Billions of yen)
	As of March 31, 2007	As of March 31, 2008
Deduction from capital	15.4	29.4

— Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

	(Billions of yen)
Risk weight	As of March 31, 2007	As of March 31, 2008
50%	173.8	180.6
70%	484.1	809.9
90%	303.3	219.2
95%	29.8	99.4
115%	94.2	291.9
120%	11.4	5.0
140%	10.1	2.7
250%	320.8	279.5
Default	—	8.2

Total	1,428.0	1,896.7

(L) Equity exposure under simple risk weight method by risk weight category

	(Billions of yen)
Risk weight	As of March 31, 2007	As of March 31, 2008
300%	78.2	216.0
400%	68.7	61.5

Total	147.0	277.6

Note:	Of the equity exposure under the simple risk weight method, 300% risk weight is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate)

	(Billions of yen, except percentages)
	As of March 31, 2007
			Risk
	PD	LGD	weight
	(EAD	(EAD	(EAD
	weighted average)	weighted average)	weighted average)
					On-balance	Off-balance
	(%)	(%)	(%)	EAD	sheet	sheet
Corporate	3.97	43.49	51.99	58,532.0	44,137.4	14,394.6
Investment grade zone	0.12	43.93	32.64	31,116.6	20,510.1	10,606.4
Non-investment grade zone	1.80	42.77	79.23	25,590.7	21,878.2	3,712.5
Default	100.00	46.21	—	1,824.7	1,749.0	75.6

Sovereign	0.03	44.99	2.80	43,361.8	34,993.7	8,368.1
Investment grade zone	0.01	44.99	2.48	43,195.0	34,838.8	8,356.1
Non-investment grade zone	2.10	44.99	86.73	161.9	149.9	11.9
Default	100.00	45.00	—	4.8	4.8	0.0

Bank	0.21	43.76	29.02	7,699.1	3,207.5	4,491.5
Investment grade zone	0.13	43.81	28.05	7,470.5	3,019.7	4,450.7
Non-investment grade zone	0.94	41.81	61.90	224.4	183.5	40.8
Default	100.00	45.00	—	4.1	4.1	—

Equity exposure under PD/LGD approach	2.46	90.00	124.66	910.9	910.9	—
Investment grade zone	0.12	90.00	121.16	860.5	860.5	—
Non-investment grade zone	4.62	90.00	305.54	30.4	30.4	—
Default	100.00	90.00	—	19.9	19.9	—

Total	2.15	44.48	31.69	110,504.0	83,249.7	27,254.3
Investment grade zone	0.06	44.95	17.38	82,642.7	59,229.3	23,413.4
Non-investment grade zone	1.80	42.83	79.39	26,007.4	22,242.2	3,765.2
Default	100.00	46.68	—	1,853.7	1,778.1	75.6

Notes:

1.	Investment grade zone includes obligor ratings A1 to B2, non-investment grade zone includes C1 to E2 (excluding E2R), and default includes E2R to H1 (see page 22 for details of obligor ratings).

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

	(Billions of yen, except percentages)
	As of March 31, 2008
			Risk
	PD	LGD	weight
	(EAD	(EAD	(EAD
	weighted average)	weighted average)	weighted average)
					On-balance	Off-balance
	(%)	(%)	(%)	EAD	sheet	sheet
Corporate	4.09	43.06	54.17	58,585.6	42,899.7	15,685.8
Investment grade zone	0.11	42.95	27.07	32,145.2	20,723.9	11,421.2
Non-investment grade zone	2.58	42.99	93.22	24,713.9	20,544.0	4,169.8
Default	100.00	46.28	—	1,726.4	1,631.7	94.7

Sovereign	0.01	44.99	1.90	41,795.4	33,095.0	8,700.3
Investment grade zone	0.00	44.99	1.63	41,658.4	32,964.6	8,693.7
Non-investment grade zone	1.05	44.98	84.33	136.8	130.2	6.6
Default	100.00	45.00	—	0.1	0.1	—

Bank	0.10	42.13	18.41	8,141.6	3,062.4	5,079.2
Investment grade zone	0.07	42.16	17.13	7,934.3	2,948.8	4,985.4
Non-investment grade zone	1.05	41.00	67.68	206.9	113.1	93.7
Default	100.00	45.00	—	0.3	0.3	—

Equity exposure under PD/LGD approach	12.93	90.00	130.66	1,060.9	1,060.9	—
Investment grade zone	0.06	90.00	139.41	864.3	864.3	—
Non-investment grade zone	3.75	90.00	291.43	62.1	62.1	—
Default	100.00	90.00	—	134.3	134.3	—

Total	2.32	44.19	32.32	109,583.6	80,118.2	29,465.4
Investment grade zone	0.05	44.40	14.46	82,602.4	57,501.9	25,100.4
Non-investment grade zone	2.56	43.10	93.45	25,119.9	20,849.7	4,270.2
Default	100.00	49.43	—	1,861.2	1,766.5	94.7

Notes:

1.	Investment grade zone includes obligor ratings A1 to B2, non-investment grade zone includes C1 to E2 (excluding E2R), and default includes E2R to H1 (see page 22 for details of obligor ratings).
2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of March 31, 2007
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted average)	weighted average)	weighted average)	weighted average)	EAD (Billions of			Amount of undrawn	credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	1.53	47.86	0.36	35.65	10,260.7	10,181.4	79.2	—	—
Non-default	0.85	47.81	—	35.59	10,190.8	10,147.8	43.0	—	—
Default	100.00	56.13	52.73	45.01	69.8	33.6	36.2	—	—

Qualifying revolving loans (retail)	2.87	73.36	0.32	53.38	345.0	240.7	104.2	1,409.8	7.37
Non-default	2.46	73.33	—	53.39	343.5	239.5	104.0	1,408.0	7.36
Default	100.00	79.85	75.98	51.22	1.4	1.2	0.2	1.7	13.27

Other retail	4.04	49.17	1.37	50.53	2,410.2	2,345.4	64.7	68.2	77.79
Non-default	1.63	48.39	—	50.62	2,351.0	2,286.6	64.3	67.6	77.75
Default	100.00	59.21	55.68	46.87	59.2	58.7	0.4	0.5	82.08

Total	2.03	48.14	0.54	38.88	13,016.0	12,767.7	248.3	1,478.0	10.62
Non-default	1.04	48.59	—	38.81	12,885.5	12,674.0	211.4	1,475.7	10.59
Default	100.00	3.47	54.33	45.92	130.5	93.6	36.9	2.3	28.98

	(Billions of yen, except percentages)
	As of March 31, 2008
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted average)	weighted average)	weighted average)	weighted average)	EAD (Billions of			Amount of undrawn	credit conversion
						On-balance	Off-balance
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Residential mortgage	1.76	46.35	0.42	36.39	10,309.2	9,814.9	494.3	6.1	100.00
Non-default	0.91	46.29	—	36.29	10,221.2	9,732.4	488.8	6.1	100.00
Default	100.00	53.07	49.42	48.31	87.9	82.4	5.5	—	—

Qualifying revolving loans (retail)	3.42	69.87	0.34	57.44	329.0	232.8	96.1	1,406.4	6.81
Non-default	2.97	69.83	—	57.44	327.4	231.5	95.8	1,404.2	6.80
Default	100.00	77.70	73.36	57.42	1.5	1.2	0.2	2.2	11.29

Other retail	4.29	49.23	1.29	50.72	2,305.5	2,255.8	49.6	58.9	76.58
Non-default	1.79	49.09	—	50.74	2,246.8	2,201.5	45.2	54.4	74.89
Default	100.00	54.62	50.83	50.13	58.7	54.2	4.4	4.5	96.80

Total	2.25	47.46	0.58	39.48	12,943.8	12,303.6	640.1	1,471.5	9.99
Non-default	1.12	47.39	—	39.37	12,795.5	12,165.6	629.9	1,464.7	9.72
Default	100.00	53.93	50.23	49.13	148.2	138.0	10.1	6.8	68.42

(O) Actual losses by asset class

	(Billions of yen)
	For the fiscal year ended March 31, 2007	For the fiscal year ended March 31, 2008
	Actual losses	Actual losses
Corporate	1,025.2	930.5
Sovereign	0.9	0.0
Bank	3.8	0.4
Residential mortgage	110.5	75.7
Qualifying revolving loans (retail)	4.9	4.7
Other retail	63.1	41.7

Total	1,208.7	1,053.3

Notes:

1.	Actual losses are the sum of tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness, losses from debt-equity swaps, partial direct write-offs during the fiscal year, as well as specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims for special attention only) as of the end of the fiscal year.

2.	The data of actual losses by asset class has been accumulated since the fiscal year ended March 31, 2007.

3.	Equity exposure under the PD/LGD approach is not included within the amount of actual losses because losses related thereto are not recorded as a credit-related cost and it is difficult to determine whether the losses are due to credit risk.

<Analysis>

Actual losses decreased by ¥155.4 billion from the previous fiscal year to ¥1,053.3 billion in the fiscal year ended March 31, 2008. The decrease was due mainly to the reversal of provision for loan losses as a result of the improvement of credit ratings of customers at Mizuho Corporate Bank, Ltd., etc.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the fiscal year ended March 31, 2007		For the fiscal year ended March 31, 2008
	Estimated losses	Actual losses	Estimated losses	Actual losses
Corporate	n.a.	1,025.2	1,086.0	930.5
Sovereign	n.a.	0.9	5.4	0.0
Bank	n.a.	3.8	6.4	0.4
Residential mortgage	n.a.	110.5	78.2	75.7
Qualifying revolving loans (retail)	n.a.	4.9	7.2	4.7
Other retail		63.1	52.9	41.7

Total	n.a.	1,208.7	1,236.5	1,053.3

Notes:
1.	Estimated losses are expected losses as of March 31, 2007.
2.	We began estimating expected losses by asset class from March 31, 2007.
3.

Actual losses are the sum of tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness, losses from debt-equity swaps, partial direct write-offs during the fiscal year, as well as specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims for special attention only) as of the end of the fiscal year.

4.	The data of actual losses by asset class has been accumulated since the fiscal year ended March 31, 2007.
5.

Equity exposure under the PD/LGD approach is not included within the amount of actual losses because losses related thereto are not recorded as a credit-related cost and it is difficult to determine whether the losses are due to credit risk.

■ Methods for credit risk mitigation

(8) Risk management regarding credit risk mitigation

We obtain collateral and guarantees as a means of securing credit. In obtaining the collateral and guarantees, we evaluate the value of the collateral, guarantee performance capability of guarantor and legal enforceability, and we also conduct periodical subsequent re-evaluations. Furthermore, we monitor the state of concentration of collateral type and concentration of credit risks in individual companies, including indirect credit exposure such as guarantees.

When calculating the credit risk weighted assets for capital adequacy ratio regulations, the effect of credit risk mitigation through eligible financial collateral (mainly deposits and securities), eligible IRB collateral (mainly real estate) and guarantees by “sovereign,” “banks” or “corporations above a certain credit rating” is reflected pursuant to the Notice.

In addition, when calculating the credit risk-weighted assets for corporate exposure, after considering the relevant maturity and other factors pursuant to the Notice, we offset loan claims with deposits with us to the extent such offsetting is legally possible.

When calculating the credit risk-weighted assets for derivative transactions and repurchase transactions, in cases in which a bilateral netting contract is valid in light of the legal system of the relevant jurisdiction, we take its effect into consideration.

(9) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of March 31, 2007
	Eligible financial collateral	Other eligible IRB collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,818.3	4,477.4	2,941.2	505.0	10,742.1
Corporate	2,261.0	4,326.2	1,543.0	505.0	8,635.4
Sovereign	0.2	26.2	474.4	—	501.0
Bank	516.9	4.2	60.5	—	581.7
Retail	40.1	120.6	863.1	—	1,023.9
Residential mortgage	—	—	363.8	—	363.8
Qualifying revolving loans	—	—	4.7	—	4.7
Other retail	40.1	120.6	494.5	—	655.3
Others	—	—	—	—	—

Standardized approach	1,470.0	n.a.	66.7	8.3	1,545.2
Sovereign	1,451.2	n.a.	—	—	1,451.2
Bank	3.1	n.a.	2.7	5.9	11.8
Corporate	15.6	n.a.	64.0	0.4	80.1
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	1.9	1.9
Others	0.0	n.a.	—	—	0.0

Total	4,288.4	4,477.4	3,008.0	513.4	12,287.3

	(Billions of yen)
	As of March 31, 2008
	Eligible financial collateral	Other eligible IRB collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,700.0	4,388.1	3,486.6	713.5	11,288.4
Corporate	2,130.3	4,282.5	1,809.6	693.5	8,916.1
Sovereign	0.2	28.1	624.8	—	653.2
Bank	542.3	7.6	234.7	20.0	804.8
Retail	27.0	69.7	817.4	—	914.2
Residential mortgage	—	—	328.0	—	328.0
Qualifying revolving loans	—	—	1.0	—	1.0
Other retail	27.0	69.7	488.3	—	585.2
Others	—	—	—	—	—

Standardized approach	2,508.2	n.a.	94.1	34.2	2,636.6
Sovereign	2,428.8	n.a.	11.6	—	2,440.5
Bank	5.2	n.a.	0.8	—	6.1
Corporate	73.2	n.a.	81.7	34.2	189.2
Residential mortgage	—	n.a.	—	—	—
Securitizations	0.7	n.a.	—	—	0.7
Others	0.0	n.a.	—	—	0.0

Total	5,208.2	4,388.1	3,580.8	747.8	13,925.1

■ Counterparty risk in derivatives transactions and long-settlement transactions

(10) Management of counterparty risk in derivatives transactions and long-settlement transactions

Derivatives transactions, etc., are also subject to the same risk management methods as our other credit transactions.

(11) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

	(Billions of yen)
	As of March 31, 2007			As of March 31, 2008
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Foreign exchange-related transactions	1,843.5	2,329.5	4,173.1	2,978.0	2,222.2	5,200.3
Interest rate-related transactions	4,810.3	4,607.6	9,418.0	9,621.1	5,252.5	14,873.7
Gold-related transactions	0.1	0.0	0.2	0.1	0.0	0.2
Equity-related transactions	100.8	67.1	167.9	109.2	81.6	190.9
Transactions related to precious metals (other than gold)	—	0.0	0.0	0.5	0.2	0.7
Other commodity-related transactions	163.4	122.8	286.3	212.8	114.6	327.5
Credit derivatives transactions	17.2	464.1	481.3	313.6	2,055.5	2,369.2
Subtotal (A)	6,935.6	7,591.4	14,527.1	13,235.7	9,727.0	22,962.8
Effect of credit equivalent amounts mitigation by close-out netting settlement contracts (B)	n.a.	n.a.	9,061.9	n.a.	n.a.	14,285.5
Subtotal (C)=(A)+(B)	n.a.	n.a.	5,465.2	n.a.	n.a.	8,677.2
Effect of credit risk mitigation by collateral (D)	n.a.	n.a.	150.0	n.a.	n.a.	926.2

Total (C)+(D)	n.a.	n.a.	5,315.1	n.a.	n.a.	7,750.9

Note: The current exposure method is used as the method of calculating credit equivalent amounts.

Long-settlement transactions

	(Billions of yen)
	As of March 31, 2008
	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	2.9	10.6	13.6

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “effect of credit equivalent amounts mitigation by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

	(Billions of yen)
	As of March 31, 2007	As of March 31, 2008
Eligible financial collateral	55.3	47.6
Other eligible IRB collateral	46.2	63.7
Guarantees, others	10.3	2.1

Total	111.8	113.5

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations

		(Billions of yen)
		As of March 31, 2007	As of March 31, 2008
		Notional amount	Notional amount
Credit derivatives type:
Credit default swap	Bought	6,309.7	13,324.6
	Sold	5,144.6	12,314.5

Total return swap	Bought	—	—
	Sold	—	—

Total	Bought	6,309.7	13,324.6
	Sold	5,144.6	12,314.5

Note: Credit derivatives used for credit risk mitigation are as follows:

	(Billions of yen)
	As of March 31, 2007	As of March 31, 2008
Credit derivatives used for credit risk mitigation	661.0	956.5

■ Securitization exposure

We classify transactions as securitization exposure based on two characteristics, “non-recourse” and “senior/subordinated structure,” pursuant to the definitions set forth in the Consolidated Capital Adequacy Ratio Notice, etc.; provided that the transactions do not include those which fall within specialized lending exposure.

Disclosed figures on securitization exposure in this section are based on transactions that are subject to the calculation of the amount of credit risk-weighted assets and do not include assets held in our (including our securities company subsidiaries) trading account.

See pages 54 to 59 for the status of our group’s securitization products (based on a definition thereof pursuant to our managerial accounting which differs from the definition set forth in the Consolidated Capital Adequacy Ratio Notice, etc.), including those held in our trading account and the status of our overseas ABCP programs, etc.

(12) Summary of securitization exposure and its risk management

We are associated with securitization transactions from various perspectives and positions. With respect to quantitative information related to (a) to (c) below, see “Quantitative disclosure items for securitization exposure” described beginning from the next page that follows the definition set forth in the Consolidated Capital Adequacy Ratio Notice, etc.

(a) Securitization of Our Assets (“Securitization as Originator”)

For the purposes of mitigating credit concentration risk and controlling economic capital, etc., we engage in securitization transactions (such as synthetic CDOs) of which underlying assets include mortgage loans, exposure to our corporate customers and securitization exposure. When conducting a securitization as originator, we consider various sides of such transaction, including the effects of reduction of economic capital and improvement of return on risk as well as the practical effects of risk transfers, and make a comprehensive judgment on structure and appropriateness of transaction.

(b) Securitization Program (ABCP/ABL) Sponsor

As a means of supporting our customers in their securitization of account receivables and trade notes, etc. held by our customers, we retain securitization exposure by providing the asset-backed loan, or ABL, or providing an asset-backed commercial paper, or ABCP, backup line, as sponsor. In such cases, in addition to gaining firm understanding of the actual risk profile through due diligence from the viewpoint of investors, we apply internal ratings and make evaluations by assessing such transactions and carefully managing the exposure together with other direct loan assets.

(c) Investment in Alternative Credit Risk Assets (“Securitization Transactions as Investor”)

We hold securitization instruments, such as ABS, CMBS, RMBS, and CDO, for the purpose of investing in alternative credit risk assets that are different from conventional credit risk assets in order to diversify our investment portfolio. The Portfolio Management Committee, etc., establish investment limits for securitization transactions as investor, and we maintain a stringent structure for management of such transactions. In addition, we implement stress tests based on scenarios under the market liquidity depletion and sharp price declines.

In addition, we undertake various securitization program arrangements such as ABL, ABCP and trust schemes, etc., as a means of financing for our customers. We endeavor to understand the actual risk profile, including the underlying assets, and to disclose appropriately the risks and terms of the program to the investing customer.

Furthermore, we actively act as servicer for securitization transactions, offer settlement account facilities (servicer cash advance) and provide interest rate swaps to securitization conduits.

We conduct credit risk measurements on all credit transactions, including securitization transactions, and carry out periodic monitoring on investment balance and performance on securitization transactions, etc., and report results to our Portfolio Management Committee, etc.

— Status of Response to Basel II

In calculating credit risk-weighted assets of securitization exposure under the internal ratings-based approach, we apply the ratings-based approach (“RBA”) if the asset has a rating obtained from eligible external credit assessment institutions and apply the supervisory formula approach (“SF”) in other cases pursuant to Consolidated Capital Adequacy Ratio Notice. We deduct securitization exposure from our capital when neither RBA nor SF can be applied.

In addition, in calculating credit risk-weighted assets of securitization exposure under the standardized approach, we calculate based on risk weight according to ratings by eligible external credit assessment institutions and weighted average risk weight of underlying assets.

As for the eligible external credit assessment institutions, we refer to Rating and Investment Information, Inc. (R&I), Japan Credit Rating Agency, Ltd. (JCR), Moody’s Investors Service (Moody’s), Standard & Poor’s (S&P) and Fitch Ratings, Ltd. in determining securitization exposure risk weight (We do not separately designate eligible external credit assessment institutions for each type of securitization exposure).

(13) Accounting policies for securitization transactions

The point at which financial assets and liabilities relating to securitization transactions begin or cease to be recognized, their evaluation and accounting treatment are pursuant to Business Accounting Standards No. 10, “Accounting Standards Relating to Financial Products” (Business Accounting Deliberation Council, January 22, 1999).

In addition, in consideration of global convergence of accounting standards, we conduct valuations based on market price or other reasonably calculated price (such as a price quoted by a broker or an information vender) unless valuation is extremely difficult in practice.

Furthermore, we apply appropriate accounting treatment on compound financial products based on “Report on Auditing Securitized Instruments” announced by the Japanese Institute of Certified Public Accountants on March 26, 2008.

(14) Quantitative disclosure items for securitization exposure

— Securitization exposure as originator

We reclassified the disclosed figures of the fiscal year ended March 31, 2007, such as “classification based on type of underlying assets,” etc., to conform to the classification used for the fiscal year ended March 31, 2008.

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Conventional securitizations
Amount of underlying assets	—	375.2	—	—	58.2	27.5	—	461.0
Default exposure	—	1.9	—	—	1.7	—	—	3.6
Losses during the fiscal year	—	1.4	—	—	—	—	—	1.4
Amount of exposures securitized during the fiscal year	—	—	—	—	—	14.3	—	14.3
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Exposure related to synthetic securitizations
Amount of underlying assets	—	—	—	—	549.0	—	314.0	863.1
Default exposure	—	—	—	—	—	—	—	—
Losses during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	586.2	—	314.0	900.2

Notes:

1.	Items that refer to “during the fiscal year” show amounts accumulated during the fiscal year ended March 31 2007.

2.	“Amount of underlying assets” and “Losses during the fiscal year” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	“Default exposure” and “Losses during the fiscal year” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

4.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

6.	The risk mitigating effects, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Conventional securitizations
Amount of underlying assets	—	313.0	—	—	27.8	22.1	—	363.0
Default exposure	—	2.4	—	—	1.4	—	—	3.8
Losses during the fiscal year	—	0.9	—	—	0.2	—	—	1.2
Amount of exposures securitized during the fiscal year	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the fiscal year	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Exposure related to synthetic securitizations
Amount of underlying assets	—	—	—	—	776.3	—	269.5	1,045.8
Default exposure	—	—	—	—	—	—	—	—
Losses during the fiscal year	—	—	—	—	—	—	—	—
Amount of exposures securitized during the fiscal year	—	—	—	—	329.1	—	22.9	352.0

Notes:

1.	Items that refer to “during the fiscal year” show amounts accumulated during the fiscal year ended March 31 2008.

2.	“Amount of underlying assets” and “Losses during the fiscal year” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	“Default exposure” and “Losses during the fiscal year” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

4.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

6.	The risk mitigating effects, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

7.

Of ¥269.5 billion in synthetic securitization transactions with underlying assets classified as “Securitization products,” the underlying assets of such securitization products that are subject to transfers (hedges) of risk consist mainly of “residential mortgage loans” and also include “real estate” and “corporate loans,” etc.

Of the securitization schemes (with CDS and other means), described in Note 2 of “Foreign Currency denominated Securitization Products (Banking Subsidiaries)” on page 55, certain securitization schemes that do not fall within the definition of securitization exposure set forth in the Consolidated Capital Adequacy Ratio Notice are not included in “Securitization exposure as originator.”

(B) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of March 31, 2007
Risk weight	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total	Required capital
Up to 20%	—	—	—	—	437.0	2.0	295.3	734.4	4.4
Up to 50%	—	—	—	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—	—	—	—
Up to 250%	—	45.0	—	—	102.5	—	—	147.5	11.1
Up to 650%	—	—	—	—	—	—	18.0	18.0	0.3
Over 650%	—	—	—	—	—	—	—	—	—

Deduction from capital	—	0.0	—	—	12.7	—	0.6	13.3	11.1

Total	—	45.0	—	—	552.2	2.0	314.0	913.4	27.1

	(Billions of yen)
	As of March 31, 2008
Risk weight	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total	Required capital
Up to 20%	—	—	—	—	733.2	3.0	256.9	993.2	6.4
Up to 50%	—	—	—	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—	—	—	—
Up to 250%	—	42.8	—	—	5.6	—	—	48.4	5.7
Up to 650%	—	—	—	—	3.7	—	11.9	15.6	0.3
Over 650%	—	—	—	—	19.9	—	—	19.9	4.5

Deduction from capital	—	0.0	—	—	17.1	—	0.7	17.8	13.1

Total	—	42.8	—	—	779.6	3.0	269.5	1,095.1	30.2

–Capital increase due to securitization transactions–

	(Billions of yen)
	As of March 31, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	10.9	—	—	—	—	—	10.9

	(Billions of yen)
	As of March 31, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	9.3	—	—	—	—	—	9.3

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
	As of March 31, 2007	As of March 31, 2008
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—	—

— Securitization exposure as sponsor of securitization programs (ABCP/ABL)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2007
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	244.9	—	72.0	258.3	684.9	—	17.7	1,278.0
Default exposure	—	—	—	3.8	20.1	—	—	23.9
Estimated loss amount related to underlying assets	17.0	—	0.2	3.1	13.0	—	0.7	34.2
Amount of exposures securitized during the fiscal year	185.2	—	242.5	1,658.7	3,508.3	—	17.7	5,612.6

Notes:

1.	Items that refer to “during the fiscal year” show amounts accumulated during the fiscal year ended March 31 2007.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.

Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

•   parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

•   with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

	(Billions of yen)
	As of, or for the fiscal year ended, March 31, 2008
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	180.9	—	110.9	298.8	722.9	—	52.3	1,366.0
Default exposure	—	—	—	8.5	9.5	—	—	18.0
Estimated loss amount related to underlying assets	8.6	—	0.3	5.0	22.6	—	6.2	42.9
Amount of exposures securitized during the fiscal year	504.6	131.5	652.2	2,363.2	3,020.7	—	362.3	7,034.8

Notes:

1.	Items that refer to “during the fiscal year” show amounts accumulated during the fiscal year ended March 31 2008.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.

Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

•   parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

•   with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

7.	Of “Amount of exposures securitized during the fiscal year,” a securitization product in the amount of ¥131.5 billion classified as “Residential mortgage loans” was acquired as a substitution payment of loans provided by Mizuho Corporate Bank, Ltd. to its sponsoring overseas ABCP conduit. As we consolidated a special purpose company that issued such acquired securitization product as of the end of the fiscal year, we include the securitization exposure held by such special purpose company in “Securitization exposure as investor.”

(D) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of March 31, 2007
Risk weight	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total	Required capital
Up to 20%	3.1	—	24.7	165.4	441.2	—	—	634.5	4.5
Up to 50%	90.3	—	—	80.6	34.2	—	18.6	223.7	7.7
Up to 100%	5.1	—	40.2	10.8	123.1	—	—	179.4	11.6
Up to 250%	184.2	—	—	5.9	22.7	—	—	212.9	23.1
Up to 650%	—	—	—	—	0.1	—	—	0.1	0.0
Over 650%	0.8	—	—	—	—	—	—	0.8	0.5

Deduction from capital	—	—	—	—	—	—	—	—	—

Total	283.6	—	65.0	262.8	621.5	—	18.6	1,251.7	47.6

Exposure whose underlying assets are foreign assets	244.5	—	—	51.1	24.7	—	18.6	339.0	n.a.

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

	(Billions of yen)
	As of March 31, 2008
Risk weight	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total	Required capital
Up to 20%	27.4	—	13.6	177.6	436.4	—	39.0	694.2	5.2
Up to 50%	—	—	30.0	65.9	30.5	—	15.7	142.2	4.4
Up to 100%	11.7	—	64.7	27.8	174.7	—	1.2	280.3	15.4
Up to 250%	159.3	—	—	—	31.8	—	—	191.1	25.0
Up to 650%	—	—	0.7	—	4.5	—	—	5.3	2.5
Over 650%	31.3	—	—	—	—	—	—	31.3	22.1

Deduction from capital	—	—	—	—	—	—	—	—	—

Total	229.7	—	109.1	271.4	678.0	—	56.0	1,344.5	74.8

Exposure whose underlying assets are foreign assets	165.4	—	—	57.4	79.7	—	46.0	348.7	n.a.

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
	As of March 31, 2007	As March 31, 2008
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—	—

— Securitization exposure as investor

(E) Information of securitization exposure retained or purchased

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of March 31, 2007
Risk weight	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total	Required capital
Up to 20%	129.8	1,616.3	365.8	431.4	479.7	471.6	219.7	3,714.5	36.0
Up to 50%	2.3	9.7	—	3.3	23.3	151.7	15.0	205.5	5.5
Up to 100%	198.2	16.7	0.1	0.6	11.9	30.9	2.8	261.6	16.8
Up to 250%	—	—	—	2.9	—	—	—	2.9	0.2
Up to 650%	—	—	—	—	23.6	—	—	23.6	8.7
Over 650%	—	—	—	—	—	—	—	—	—

Deduction from capital	4.3	—	—	—	8.6	13.1	0.0	26.1	25.8

Total	334.8	1,642.8	366.0	438.3	547.2	667.5	237.6	4,234.5	93.2

Exposure whose underlying assets are foreign assets	261.2	203.6	94.3	19.9	394.4	41.6	20.2	1,035.4	n.a.
Exposure on resecuritizations	—	15.3	—	—	9.7	6.2	19.4	50.7	n.a.

Notes:

1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc., were ¥6.3 billion (treated as deduction from capital for purpose of capital adequacy ratio calculation), and our sale of assets to such managed CLOs, etc., during the fiscal year was ¥105.9 billion.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

5.	Securitization exposure retained or purchased whose risk transfer (hedge) effects are reflected in the calculation of capital adequacy ratio is recorded as securitization exposure as originator.

6.	We classify securitization products whose underlying assets are securitization products such as ABS, etc. (e.g., ABS CDO) as “resecuritizations.”

–Exposure by risk weight category and underlying asset type and amount of required capital–

	(Billions of yen)
	As of March 31, 2008
Risk weight	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total	Required capital
Up to 20%	126.4	1,626.8	318.7	428.1	355.5	629.1	187.0	3,671.9	35.1
Up to 50%	1.9	17.2	—	16.9	55.1	166.1	10.7	268.3	7.3
Up to 100%	56.1	18.9	0.3	4.0	2.3	23.9	3.5	109.4	6.9
Up to 250%	—	—	—	2.5	0.2	—	—	2.7	0.2
Up to 650%	—	1.3	—	—	—	—	—	1.3	0.3
Over 650%	—	—	—	—	—	—	—	—	—

Deduction from capital	—	13.3	—	—	16.8	20.6	7.7	58.5	35.8

Total	184.6	1,677.8	319.0	451.6	430.1	839.8	209.1	4,112.3	85.8

Exposure whose underlying assets are foreign assets	98.5	198.3	81.3	42.7	296.0	44.7	21.4	783.2	n.a.
Exposure on resecuritizations	—	13.9	—	—	8.3	2.3	3.7	28.3	n.a.

Notes:

1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc., were ¥8.0 billion (treated as deduction from capital for purpose of capital adequacy ratio calculation), and our sale of assets to such managed CLOs, etc., during the fiscal year was ¥14.4 billion.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are foreign assets is conducted according to the principal underlying assets of each transaction.

5.	Securitization exposure retained or purchased whose risk transfer (hedge) effects are reflected in the calculation of capital adequacy ratio is recorded as securitization exposure as originator.

6.	Securitization exposure as investor includes ¥85.9 billion liquidity facilities that we provide to ABCP programs sponsored by other companies. Note that such transactions are not included in the amounts disclosed in pages 54 to 59.

7.	We classify securitization products whose underlying assets are securitization products such as ABS, etc. (e.g., ABS CDO) as “resecuritizations.”

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice–

(Billions of yen)
	As of March 31, 2007	As of March 31, 2008
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Capital Adequacy Ratio Notice	—	—

Note that, in addition to the above, within the provision of credit in the form of eligible servicer cash advance, set forth in Article 246 of the Notice, there was an undrawn portion to which no required capital is allocated.

The balances of such portion as of March 31, 2007 and 2008 were ¥40.7 billion and ¥39.1 billion, respectively.

■ Market risk

See pages 45 to 51 for information regarding market risk.

■ Operational risk

See pages 51 to 53 for information regarding operational risk.

■ Equity exposure

(15) Risk management related to equity exposure

With regard to equities in our banking book, we manage default risk through our credit risk management structure and price fluctuation risk through our market risk management structure.

With regard to subsidiaries and related companies in which we invest, we manage their risks on a consolidated basis, and manage them appropriately in accordance with their management classification.

In addition, securities, a part of equity exposure, are valued as follows: Japanese stocks with quoted market prices are valued based on the average quoted market price over the month preceding the consolidated balance sheet date; other securities which have readily determinable fair values are valued at the quoted market price if available, or otherwise based on their reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method); and other securities which do not have readily determinable fair values are stated at acquisition cost or amortized cost as determined by the moving average method.

(16) Status of equity exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of March 31, 2007		As of March 31, 2008
	Consolidated balance sheet amount	Fair value	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	6,063.1	6,063.1	4,178.6	4,178.6
Other equity exposure	363.2	363.2	559.6	559.6

Total	6,426.3	6,426.3	4,738.3	4,738.3

Note: Above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equity exposure

(Billions of yen)
	Fiscal year ended March 31, 2007			Fiscal year ended March 31, 2008
	Gains and losses on sales			Gains and losses on sales
		Gains on sales	Losses on sales		Gains on sales	Losses on sales
Sale of equity exposure	225.8	231.2	5.3	335.0	343.9	8.8

Note: Above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

	(Billions of yen)
	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2008
	Gains and losses from write-offs	Gains and losses from write-offs
Write-offs of equity exposure	(335.7)	(102.6)

Note: Above figures represent losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

(Billions of yen)
	As of March 31, 2007			As of March 31, 2008
	Net unrealized gains			Net unrealized gains
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	2,711.4	2,759.7	48.3	986.6	1,200.6	213.9

Note: Above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

None for the fiscal years ended March 31, 2007 and 2008.

(F) Equity exposure by portfolio classification

	(Billions of yen)
	As of March 31, 2007	As of March 31, 2008
PD/LGD approach	910.9	1,060.9
Market-based method (simple risk weight method)	147.0	277.6
Market-based method (internal models approach)	—	—
Transitional measure applied	5,492.0	3,748.2

Total	6,550.1	5,086.8

Credit Risk Management

We define credit risk as the Mizuho group’s exposure to the risk of losses that may be incurred due to a decline in, or total loss of, the value of assets and off-balance-sheet instruments, as a result of deterioration in a counterparty’s financial position. We have established the methods and structures necessary for grasping and managing credit risk, which has become increasingly complex due to financial deregulation, internationalization and the growing sophistication of transactions. Mizuho Financial Group manages credit risk for the Mizuho group as a whole. More specifically, we have adopted two different but mutually complementary approaches in credit risk management. The first approach is “credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risk and respond appropriately.

Credit Risk Management Structure

Credit Risk Management of the Mizuho Group

Our board of directors determines the Mizuho group’s basic credit risk management policies. In addition, the portfolio management committee of Mizuho Financial Group discusses and coordinates basic credit risk policy and overall credit portfolio management and monitoring for the Mizuho group. The chief risk officer of Mizuho Financial Group is responsible for matters relating to credit risk management planning and operations. The Risk Management Division and the Credit Risk Management Division of Mizuho Financial Group jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

Credit Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and other core group companies manage their credit risk according to the scale and nature of their exposures in line with basic policies set forth by Mizuho Financial Group. Each company’s board of directors determines key matters pertaining to credit risk. Our principal banking subsidiaries have each established business policy committees to discuss and coordinate overall management of their individual credit portfolios and transaction policies towards obligors. The senior executive officer of each principal banking subsidiary responsible for risk management oversees matters relating to credit risk management planning and operations. The credit risk management division of each principal banking subsidiary is responsible for credit management and credit risk measuring and monitoring, and such division regularly presents reports regarding the risk management situation of such banking subsidiary to Mizuho Financial Group. Individual credit examination divisions approve individual transactions in accordance with the lines of authority set forth in the basic policies for credit risk management. To provide checks and balances, each of our principal banking subsidiaries has also established credit review divisions to function as internal auditors that are independent of the business divisions.

Individual Credit Management

Our principal banking subsidiaries use a unified credit rating system and credit risk measurement tools to ascertain and monitor the status of their portfolios. They are also improving their credit decisions and post- transaction management functions by examining individual transactions from these viewpoints, providing internal audits and risk management guidance to individual business promotion offices. Mizuho Securities and other core group companies follow credit risk management procedures that suit the characteristics of their respective business sectors.

Credit business regulations

The basic code of conduct for all of our officers and employees engaged in the credit business is set forth in our credit business regulations. Seeking to fulfill the bank’s public and social role, our basic policy for credit business is determined in light of fundamental principles focusing on public welfare, safety, growth and profitability.

Internal Rating System

        One of the most important elements of the risk management infrastructure of our principal banking subsidiaries is the use of an internal rating system that consists of credit ratings and pool allocations. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the possibility of ultimately incurring losses related to each individual claim by taking into consideration the nature of any collateral or guarantee and the seniority of the claim. In principle, obligor ratings apply to all obligors and are subject to regular reviews at least once a year to reflect promptly the fiscal period end financial results of the obligors, as well as special reviews as required whenever a obligor’s credit standing changes. This enables our principal banking subsidiaries to monitor both individual obligors and the status of the overall portfolio in a timely fashion. Because we consider obligor ratings to be an initial phase of the self-assessment process regarding the quality of our loans and off-balance-sheet instruments, such obligor ratings are closely linked to the obligor classifications and are an integral part of the process for determining the provision for loan losses and charge-offs in our self-assessment of loans and off-balance-sheet instruments. Pool allocations are applied to small claims that are less than a specified amount by pooling customers and claims with similar risk characteristics and assessing and managing the risk for each such pool. We efficiently manage credit risk and credit screening by dispersing a sufficient number of small claims within each pool. We generally review the appropriateness and effectiveness of our approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

Self-assessment, provision for loan losses and off-balance-sheet instruments and charge-offs

We conduct self-assessment of assets to ascertain the status of assets both as an integral part of credit risk management and in preparation for appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. During the process of self-assessment, obligors are categorized into certain groups taking into consideration their financial condition and their ability to make payments, and credit ratings are assigned to all obligors, in principle, to reflect the extent of their credit risks. The related assets are then categorized into certain classes based on the risk of impairment. This process allows us to identify and control the actual quality of assets and determine the appropriate accounting treatment, including provision for loan losses and off-balance-sheet instruments and charge-offs. Specifically, the credit risk management division of each of our principal subsidiaries is responsible for the overall control of the self-assessment of assets of the respective banking subsidiaries, cooperating with the administrative divisions specified for each type of asset, including loan portfolios and securities, in executing and managing self-assessments.

Credit screening

Prevention of new impaired loans through routine credit management is important in maintaining the quality of our overall loan assets. Credit decisions involve analysis and screening of each potential transaction within the relevant business division. In case the screening exceeds the authority of the division, the credit division at headquarters carries out the screening. The credit division has specialist departments for different industries, business sizes and regions, carries out timely and specialized examinations based on the characteristics of the customer and its market, and provides appropriate advice to the business division. In addition, in the case of obligors with low credit ratings and high downside risks, the business division and credit division jointly clarify their credit policy and in appropriate cases assist obligors at an early stage in working towards rehabilitation.

Collection and disposal of impaired loans

With respect to collection and disposal of impaired loans, our specialist unit maintains central control and pursues corporate revitalization or collection efforts, as appropriate, toward taking the impaired loans off-balance. Specifically, we believe that supporting the revitalization efforts of corporations is an important role for financial institutions, and we support corporations undergoing revitalization by reviewing business plans, advising on revitalization methods and utilizing corporate revitalization schemes such as divestitures and mergers and acquisitions, taking advantage of our group-wide resources. These efforts have been steadily producing satisfactory results. In addition, we work on final disposal of impaired loans efficiently and swiftly by conducting bulk sales and by utilizing Mizuho Servicing Co., Ltd., our subsidiary that specializes in performing debt collection services for our group companies.

Portfolio Management

Risk Measurement

We use statistical methods to manage the possibility of loan losses by measuring the expected average loss for a one-year risk horizon (“credit cost”) and the maximum loss within a certain confidence interval (“credit VaR”).

In establishing transaction spread guidelines for credit transactions, we aim to ensure an appropriate return from the transaction in light of the level of risk by utilizing credit cost data as a reference. Also, we monitor our credit portfolio from various perspectives and set certain limits so that losses incurred through a hypothetical realization of the full credit VaR amount would be within the amount of risk capital and loan loss reserves.

Risk Control Methods

We recognize two types of risk arising from allowing too large a proportion of overall credit risk to be allocated in certain areas. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain corporate groups, industrial sectors and other groupings. We manage these risks in line with our specific guidelines for each. The individual risk management divisions of our principal banking subsidiaries are responsible for monitoring adherence to these guidelines and reporting to their respective business policy committees.

Portfolios of Our Principal Banking Subsidiaries and Certain Other Core Group Companies

    Mizuho Bank’s portfolio is diversified among relatively small accounts centered on individuals, domestic corporations including mainly small and medium-sized enterprises and middle-market corporations, public sector entities and other customers in Japan. While Mizuho Corporate Bank’s credit portfolio consists primarily of loans to Japanese public companies and other major Japanese enterprises, it also includes a significant proportion of loans to overseas corporations, including foreign subsidiaries of Japanese corporations, that are diversified in terms of the regions in which the borrowers are located. While retaining the principal features of each of the two banking subsidiaries’ respective portfolios, we aim to reduce expected losses while simultaneously utilizing sophisticated financial tools based on which they make strategic acquisitions and sales of assets. While closely monitoring the potential for unexpected losses, they also aim to raise overall group capital efficiency, boost profitability and shareholder value, and enhance the sophistication of their credit risk management. To control credit concentration in certain companies, Mizuho Trust & Banking and Mizuho Securities have set credit limits according to their customers’ creditworthiness and control their portfolios in an appropriate manner by adhering to these limits.

Market and Liquidity Risk Management

We define market risk as the risk of losses incurred by the group due to fluctuations in interest rates, stock prices and foreign exchange rates. Our definition includes the risk of losses incurred when it becomes impossible to execute transactions in the market because of market confusion or losses arising from transactions at prices that are significantly less favorable than usual. We define liquidity risk as the risk of losses arising from funding difficulties due to a deterioration in our financial position that makes it difficult for us to raise necessary funds or that forces us to raise funds at significantly higher interest rates than usual. Mizuho Financial Group manages market and liquidity risk for the Mizuho group as a whole.

The following diagram shows our risk management structure:

Market Risk Management Structure

Market Risk Management of the Mizuho Group

Our board of directors determines key matters pertaining to market risk management policies. The ALM & market risk management committee of Mizuho Financial Group broadly discusses and coordinates matters relating to basic asset and liability management policies, risk planning and market risk management and proposes responses to emergencies such as sudden market changes. The chief risk officer of Mizuho Financial Group is responsible for matters relating to market risk management planning and operations.

        The Risk Management Division of Mizuho Financial Group is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. The Risk Management Division assesses and manages overall market risk of the Mizuho group. It also receives reports from our principal banking subsidiaries and other core group companies on their market risk management that enable it to obtain a solid grasp of the risk situation, submitting reports to the chief executive officer on a daily basis and to our board of directors and the executive management committee of Mizuho Financial Group on a regular basis.

To manage market risk, we set limits that correspond to risk capital allocations according to the risk profiles of our principal banking subsidiaries and other core group companies and thereby prevent market risk from exceeding our ability to withstand losses based on our financial strength represented by capital, etc. The amount of risk capital allocated to market risk corresponds to VaR and additional costs that may arise in order to close relevant positions. For trading and banking activities, we set limits for VaR and for losses. For banking activities, we set position limits based on interest rate sensitivity as needed.

These limits are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee, then determined by the chief executive officer. Various factors are taken into account including business strategies, historical limit usage ratios, risk-bearing capacity (profits, total capital and risk management systems), profit targets and the market liquidity of the products involved.

Market Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

Our principal banking subsidiaries and Mizuho Securities which account for most of the Mizuho group’s exposure to market risk have formulated their basic policies in line with the basic policies determined by Mizuho Financial Group. Their boards of directors determine important matters relating to market risk management while their chief executive officers are responsible for controlling market risk. Their respective business policy committees, including their ALM & market risk management committees, are responsible for overall discussion and coordination of market risk management. Specifically, these committees discuss and coordinate matters relating to basic asset and liability management policies, risk planning and market risk management and propose responses to emergencies such as sudden market changes. The chief risk officer of each subsidiary is responsible for matters pertaining to planning and implementing market risk management. Based on a common group risk capital allocation framework, the above-mentioned subsidiaries manage market risk by setting limits according to the risk capital allocated to market risk by Mizuho Financial Group.

These companies have established specialized company-wide market risk management divisions to provide integrated monitoring of market risk, submit reports, analyses and proposals, set limits and formulate and implement plans relating to market risk management. The risk management divisions of each company submit reports on the status of market risk management to their respective chief executive officers and top management on a daily basis, and to their board of directors and executive management committee on a regular basis. They also provide regular reports to Mizuho Financial Group. To provide a system of mutual checks and balances in market operations, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. When VaR is not adequate to control risk, the middle offices manage risk using additional risk indices, carry out stress tests and set stop loss limits as needed. They monitor their market liquidity risk for individual financial products in the market while taking turnover and other factors into consideration.

Liquidity Risk Management Structure

Liquidity Risk Management of the Mizuho Group

Our liquidity risk management structure is generally the same as the market risk management structure described above. However, the head of the Financial Control & Accounting Group of Mizuho Financial Group is additionally responsible for matters relating to planning and running cash flow management operations, while the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management. Reports on the cash flow situation are submitted to the ALM & market risk management committee, the executive management committee and the chief executive officer.

We measure liquidity risk using indices pertaining to cash flow, such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee and determined by the chief executive officer. We have established classifications for the cash flow conditions affecting the group, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for dealing with cases which are deemed to fall into the “cause for concern” or “critical” categories. In addition, we have constructed a system under which we will be able to respond smoothly in the event of emergency situations that affect our funding by establishing action plans.

Liquidity Risk Management at Our Principal Banking Subsidiaries and Other Core Group Companies

The liquidity risk management structures of Mizuho Corporate Bank, Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities are generally the same as the aforementioned market risk management structures, but the senior executives responsible for risk management are responsible for matters pertaining to planning and conducting liquidity risk management, while the senior executives of the asset and liability management and trading units are responsible for matters pertaining to planning and conducting cash flow management.

The methodologies used for ensuring precise control of liquidity risk include the formulation of management indices pertaining to cash flow, such as limits on funds raised in the market. As with Mizuho Financial Group, the above-mentioned companies have established classifications for the cash flow affecting them, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for cases which are deemed to fall into the “cause for concern” or “critical” categories.

Each subsidiary has adopted stringent controls that call for the submission of reports on liquidity risk management and cash flow management to the ALM & market risk management committee and other business policy committees, the executive management committee and the chief executive officer of each subsidiary.

Our Response to Dislocation in the Global Financial Markets

A steep rise in the U.S. subprime loan delinquency rate caused a sharp drop in the price of related securitization products. Thereafter, the price of securitization and other products, including securitization products not directly related to subprime loans, declined sharply in global financial markets as market liquidity was diminished. During the fiscal year ended March 31, 2008, the global financial markets thus experienced a significant stress situation as a result of such market dislocation.

Because market risk measurements and management using the value-at-risk method is based on historical data, they are subject to limitations in such market environment. We thus (i) strengthened the management of maximum exposure limits for securitization products and (ii) conducted stress testing based on diminished market liquidity for securitization products.

Back Testing and Stress Testing

In order to evaluate the effectiveness of market risk measurements calculated using the value-at-risk method, we carry out regular back tests to compare value-at-risk with assumptive profits and losses. Assumptive profits and losses accounts for general market risk. The graph below shows daily value-at-risk of trading activities for the fiscal year ended March 31, 2008, and the corresponding paired distribution of profits and losses:

We had no cases where profits/losses exceeded value-at-risk during the period.

Because the value-at-risk method is based on statistical assumptions, we conduct stress testing to simulate the levels of losses that could be incurred in cases where the market moves suddenly to levels that exceed these assumptions. The stress testing methods we use include the calculation of losses on the basis of the largest fluctuations occurring over a period of more than five years and the calculation of losses based on market fluctuations occurring during historical market events. We also added stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity stemming from the U.S. subprime loan issues. The table below shows the assumed maximum loss results of stress testing in trading activities using the methods described above:

As of March 31, 2008
(in billions of yen)
Assumed maximum loss result calculated by stress testing (holding period: one month)	¥48.2
Assumed maximum loss result calculated by stress testing based on a sharp drop in the price of securitization and other products due to diminished market liquidity (holding period: one year)	¥42.4

Outlier Criteria

As part of the new capital adequacy requirements under Basel II, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier 1 and Tier 2 capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses. We measure losses arising from our banking book each month as a part of our stress tests.

The table below shows the results of calculations of losses in the banking book in cases where interest rate fluctuations occur under stress conditions. The results of calculations of losses in the banking book show that they are 8.8% of broadly-defined capital. Because the amount of risk on the banking book is therefore well under the 20% threshold and within controllable limits, we do not fall under the “outlier” category.

Results of calculations under the outlier framework	Amount of loss	Broadly-defined capital	Loss ratio to capital
	(in billions of yen, except percentages)
As of March 31, 2006	¥161.3	¥8,993.2	1.8%
As of March 31, 2007	626.1	8,841.3	7.1
As of March 31, 2008	679.3	7,708.3	8.8
Effect of yen interest rate	391.2
Effect of dollar interest rate	230.2
Effect of euro interest rate	44.3

Notes:

(1)	In the above results of calculations of losses, a part of demand deposits without fixed intervals for amending applicable interest rates is deemed core deposits and is treated accordingly in the calculation.

(2)	For the interest rate shock scenario used in connection with the above figures, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data, which show a rise in interest rates, at a 99.0% confidence level to the shock scenario.

Value-at Risk

We use the value-at-risk (VaR) method, supplemented with stress testing, as our principal tool to measure market risk. The value-at-risk method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Trading Activities

VaR related to our trading activities is based on the following:

•	variance co-variance model for linear risk and monte-carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of one day; and

•	historical observation period of one year.

The following tables show the VaR related to our trading activities by risk category for the fiscal years ended March 31, 2006, 2007 and 2008 and as of March 31, 2006, 2007 and 2008:

	For the fiscal year ended March 31, 2006			As of March 31, 2006
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥1.7	¥2.7	¥1.1	¥2.4
Foreign exchange	1.1	1.8	0.3	0.9
Equities	1.4	3.2	0.5	3.0
Commodities	0.2	1.7	0.0	0.1

Total	¥3.2	¥5.5	¥2.0	¥5.1

	For the fiscal year ended March 31, 2007			As of March 31, 2007
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.3	¥3.9	¥1.4	¥1.5
Foreign exchange	1.2	4.0	0.5	1.8
Equities	1.8	3.5	0.7	1.8
Commodities	0.2	0.4	0.0	0.3

Total	¥4.3	¥6.5	¥3.2	¥3.9

	For the fiscal year ended March 31, 2008			As of March 31, 2008
Risk category	Daily average	Maximum	Minimum
	(in billions of yen)
Interest rate	¥2.3	¥3.8	¥1.5	¥2.6
Foreign exchange	2.0	6.4	0.9	4.4
Equities	1.6	2.8	0.8	1.3
Commodities	0.2	0.3	0.1	0.1

Total	¥4.4	¥7.9	¥3.0	¥6.7

The following graph shows VaR figures of our trading activities for the fiscal year ended March 31, 2008:

The following table shows VaR figures of our trading activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions of yen, except number of cases)
Maximum	¥5.5	¥6.5	¥7.9
Minimum	2.0	3.2	3.0
Average	3.2	4.3	4.4
The number of cases where profits/losses exceeded VaR	no cases	no cases	no cases

Non-trading Activities

The VaR related to our banking activities is based on the same conditions as those of trading activities, but the holding period is one month.

The graph below shows the VaR related to our banking activities excluding our strategic equity portfolio for the year ended March 31, 2008.

The following table shows the VaR figures relating to our banking activities for the fiscal years indicated:

	Fiscal years ended March 31,
	2006	2007	2008
	(in billions of yen)
Maximum	¥247.2	¥251.5	¥303.9
Minimum	152.8	103.1	160.5
Average	213.9	179.4	226.8

VaR is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•

By its nature as a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.

•	VaR may underestimate the probability of extreme market movements.

•	The use of a 99.0% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

We also conduct interest sensitivity analyses of interest risk, our main source of market risk. The following table shows sensitivity to yen interest risk in our banking activities as of the dates indicated. As shown in the table, we have reduced overall sensitivity to the risk of future increases in interest rates. Interest rate sensitivity (10 BPV) shows how much net present value varies when interest rates rise by 10 basis (0.1%), and it explains the impact of interest rate movements on net present value when short- and long-term interest rates behave differently.

	As of March 31,
	2006	2007	2008	Change
	(in billions of yen)
Up to one year	¥(7)	¥(6)	¥(7)	¥(1)
From one to five years	(14)	(21)	(14)	7
Over five years	(6)	(20)	(27)	(7)

Total	¥(27)	¥(48)	¥(48)	¥(0)

Market Risk Equivalent

In order to calculate the amount of capital necessary to meet the capital requirements relating to market risk (the “market risk equivalent”), we apply internal models to calculate general market risk (risks related to factors that apply generally to the market, e.g., interest rates, foreign exchange rates) and the standardized measurement method to calculate specific risks (risks other than general market risk, e.g., credit quality and market liquidity of an individual security or instrument). In addition, our internal models are applied to trading transactions with market liquidity based on the relevant holding period. Under the internal models, the market risk equivalent is calculated by taking the greater of (i) VaR on the calculation date and (ii) the average VaR for the preceding 60 business days (including the calculation date) multiplied by a multiplication factor ranging from 3.00 to 4.00 that is determined based on the number of times VaR is exceeded upon back testing.

The following table shows total market risk equivalent as of the dates indicated calculated using the standardized measurement method and internal models:

	As of March 31,
	2007	2008	Change
	(in billions of yen)
Calculated using standardized measurement method	¥138.2	¥112.9	¥(25.3)
Calculated using internal models	36.7	51.2	14.5

Total market risk equivalent	¥174.9	¥164.2	¥(10.7)

Note:

VaR	used to calculate Market Risk Equivalent is based on the following:

•	variance co-variance model for linear risk and monte-carlo simulation for non-linear risk;

•	confidence interval: one-tailed 99.0%;

•	holding period of 10 days; and

•	historical observation period of one year.

Operational Risk Management

We define operational risk as the risk of loss that we may incur resulting from inadequate or failed internal processes, people and systems or from external events. We recognize that operational risk includes information technology risk, operations risk, legal risk, human resources risk, tangible asset risk, regulatory change risk and reputational risk. We have determined risk management policies concerning risk management structures and methods for each kind of risk. Mizuho Corporate Bank, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Mizuho Investors Securities and Trust & Custody Services Bank each manage operational risk in an appropriate manner pursuant to risk management policies determined by Mizuho Financial Group.

Mizuho Financial Group, Mizuho Corporate Bank, Mizuho Bank, Mizuho Trust & Banking, Mizuho Securities, Mizuho Investors Securities and Trust & Custody Services Bank share common rules for data gathering, and we measure operational risk on a regular basis, taking into account possible future loss events and the changes in the business environment and internal management.

We have established and are strengthening management methods and systems to appropriately identify, assess, measure, monitor and control the operational risks which arise from the growing sophistication and diversification of financial operations and developments relating to information technology by utilizing control self-assessments and improving measurement methods.

Operational risk was introduced under Basel II with respect to regulatory capital requirements from March 31, 2007 and Mizuho Financial Group selected the standardized approach for the calculation of operational risk capital charge, which calculates operational risk by dividing its activities into eight business lines and multiplying gross income of each of those business lines by the applicable factor assigned to each of the business lines.

Definition of Risks and Risk Management Methods

As shown in the table below, we have defined each component of operational risk and we apply appropriate risk management methods in accordance with the scale and nature of each risk.

	Definition	Principal Risk Management Methods
Information Technology Risk	Risk that customers may suffer service disruptions, or that customers or the group may incur losses arising from system defects such as failures, faults, or incompleteness in computer operations, or illegal or unauthorized use of computer systems.

•     Identify and evaluate the risk by setting specific standards that need to be complied with and implementing measures tailored based on evaluation results to reduce the risk.

•     Ensure ongoing project management in systems development and quality control.

•     Strengthen security to prevent information leaks.

•     Improve effectiveness of emergency responses by improving backup systems and holding drills.

Operations Risk	Risk that customers may suffer service disruptions, as well as the risk that customers or the group may incur losses because senior executives or employees fail to fulfill their tasks properly, cause accidents or otherwise act improperly.

•     Establish clearly defined procedures for handling operations.

•     Periodically check the status of operational processes.

•     Conduct training and development programs by headquarters.

•     Introduce information technology, office automation and centralization for operations.

•     Improve the effectiveness of emergency responses by holding drills.

Legal Risk	Risk that the group may incur losses due to violation of laws and regulations, breach of contract, entering into improper contracts or other legal factors.

•     Review and confirm legal issues, including the legality of material decisions, agreements and external documents, etc.

•     Collect and distribute legal information and conduct internal training programs.

•     Analyze and manage issues related to lawsuits.

Human Resources Risk	Risk that the group may incur losses due to drain or loss of personnel, deterioration of morale, inadequate development of human resources, inappropriate working schedule, inappropriate working and safety environment, inequality or inequity in human resource management or discriminatory conduct.	• Conduct employee satisfaction surveys. • Understand the status of vacation days taken by personnel. • Understand the status of voluntary resignations.

Tangible Asset Risk	Risk that the group may incur losses from damage to tangible assets or a decline in the quality of working environment as a result of disasters, criminal actions or asset maintenance.

•     Manage the planning and implementation of construction projects related to the repair and replacement of facilities.

•     Identify and evaluate the status of damage to tangible assets caused by natural disasters, etc., and respond appropriately to such damage.

Regulatory Change Risk	Risk that the group may incur losses due to changes in various regulations or systems, such as those related to law, taxation and accounting.

•     Understand important changes in regulations or systems that have significant influence on our business operations or financial condition in a timely and accurate manner.

•     Analyze degree of influence of regulatory changes and establish countermeasures.

•     Continuously monitor our regulatory change risk management mentioned above.

Reputational Risk	Risk that the group may incur losses due to damage to our credibility or the value of the “Mizuho” brand when market participants or others learn about, or the media reports on, various adverse events, including actual materialization of risks or false rumors.

•     Establish framework to identify and manage,

         on an integrated basis, information that may have a serious impact on group management and respond to such risk in a manner appropriate to its scale and nature.

•     Swiftly identify rumors and devise appropriate responses depending on the urgency and possible impact of the situation to minimize possible losses.

We also recognize and manage “Information Security Risk” and “Compliance Risk”, which constitute a combination of more than one of the above components of operational risk, as operational risk.

Certification of Information Security Management System

Mizuho Financial Group obtained certifications for the Information Security Management Systems of all divisions of the company under both the Conformity Assessment Scheme, “ISO/IEC27001: 2005,” the international standard, and “JIS Q 27001: 2006,” the domestic standard. Mizuho Bank also obtained the same certifications for its “Planning, promotion and sales supporting divisions of financial products and services for individuals, corporate and public sector customers” of the head office. Mizuho Financial Group, as the holding company for the Mizuho group, is responsible for the planning, design and promotion of information security management of its group companies and has implemented various measures to enhance our management of information security, including protection of personal information. Mizuho Financial Group will encourage its other group companies to obtain similar certifications and will continue to make efforts to further strengthen information security management of the entire group.

The Impact of the Dislocation in Global Financial Markets Stemming from U.S. Subprime Loan Issues

The following is an excerpt from information (managerial accounting basis) that we disclosed in presentation materials used in our IR presentation regarding our financial results for the fiscal year ended March 31, 2008 that we held on May 21, 2008 regarding the detailed status of our holdings of securitization products, etc., following the recommendations in “Report of the Financial Stability Forum (“FSF”) on Enhancing Market and Institutional Resilience” announced on April 11, 2008. The presentation materials can be found under “IR Presentations” on our website.

Summary

Income statement impact of the dislocation in the global financial markets

(JPY Bn, round figures)
FY07
Total realized losses (A) + (B)	(645)
3 Banks (incl. overseas subsidiaries)
(1) Losses on sales of securitization products, etc.	(47)
(2) Provision of Reserve for Possible Losses on Investments on securitization products	(46)
(3) Credit-related Costs associated with SIVs	(21)
(4) Losses associated with ABCP programs	(95)
(5) Provision of Reserve for Possible Losses on Sales of Loans	(51)
(6) Profits from hedging by CDS (related to securitization products)	+29
Subtotal (A)	(232)
Mizuho Securities (incl. overseas subsidiaries)*1
(7) Trading losses on securitization products, net of hedges	(349)
(8) Losses associated with US financial guarantors (monolines)	(64)
Subtotal (B)	(413)

Supplemental Information (Mar. 31, 2008)

< 3 Banks (incl. overseas subsidiaries) >

(1) Total balance of foreign currency denominated securitization products: approx. JPY 889Bn	gP 55

(2) Reserve for Possible Losses on Investments on securitization products: JPY 46Bn	gP 55

(3) Investments and loans associated with SIVs

• Balance became nil after write-offs (FY07 Credit Cost: approx. JPY 21Bn) • There was no SIVs established and provided liquidity support and other assistance by Mizuho

(4) Overseas ABCP program related	gP 55

•         The total assets acquired by our overseas ABCP conduits were approx. JPY 257Bn (preliminary figure)

•         A loss of JPY 95Bn was incurred at Mizuho Corporate Bank by acquiring an underlying CDO*2 as a substitution payment of loans provided to the ABCP conduit

(5) Balance of loans held for sale (overseas LBO finances and others)*3	gP 56

• Approx. JPY 806Bn (Reserve for Possible Losses on Sales of Loans: ¥51 billion, reserve ratio 6.3%)

(6) Hedging activities related to foreign currency denominated securitization products	gP 55

< Mizuho Securities (incl. overseas subsidiaries) >*1

(7) Total balance of foreign currency denominated securitization products: approx. JPY 105Bn (8) CDS related to securitization products (including those with US financial guarantors (monolines))	gP 57 gP 57

< Other relevant information >

(3 Banks + securities companies incl. overseas subsidiaries)

(i)     Warehousing loan business*4 related to US subprime mortgage loans

•         Nil

(ii)    Loans to mortgage lenders in US (working capital, etc.)

•         Approx. JPY 68Bn (all of the lenders concerned had investment grade ratings, of which approx. 70% had ratings of “A” or higher)

(iii) Securitization products and loans guaranteed by US monolines	gP 57

*1:	The balance of securitization products and the related gains / losses of Mizuho Investors Securities were negligible
*2:	The proportion of US subprime mortgage loan related assets to total underlying assets of this CDO was up to approximately 30%
*3:	Included commitments which had not yet been drawn but the documentations had been concluded
*4:	Loans provided to other financial institutions, which structure securitization products, until such products are sold

Banking Subsidiaries

Foreign Currency denominated Securitization Products

(JPY Bn, round figures) 3 Banks (incl. overseas subsidiaries)	Balances as of Dec. 07	Changes in 4Q		Balances as of Mar. 08*1	Marks (%) as of Mar. 08	Unrealized Gains/Losses as of Mar. 08	Realized Gains/Losses for FY07*1	(Reference)
								Hedged proportions*2
= Banking account	(Fair Value)	Forex rates	Sales, etc.	(Fair Value)	(=Fair Value / Face Value)
Foreign Currency denominated Securitization Products	1,087	(86)	(112)	889	78	(69)	(208)	approx.40%
ABSCDO, CDO	131	(11)	6	126	51	(7)	(127)	approx.10%
CDOs backed by RMBS	—	—	36	*3 36	28	0	(100)	—
CDOs except above	131	(11)	(30)	*4 90	77	(7)	(27)	approx.20%
CDOs backed by claims against corporations	131	(11)	(30)	90	77	(7)	(27)	approx.20%
CDOs backed by CMBS	—	—	—	—	—	—	—	—
RMBS	350	(18)	(13)	319	86	(22)	(33)	approx.50%
RMBS with underlying assets in US	*5 —	*5 —	*5 —	*5 —	*5 —	*5 —	*5 (1)	—
RMBS except above
(RMBS with underlying assets mainly in UK and Europe)	350	(18)	(13)	319	86	(22)	(32)	approx.50%
ABS, CLOs and others	606	(58)	(105)	444	85	(41)	(48)	approx.40%
CLOs	292	(34)	(63)	195	86	(32)	(7)	approx.40%
ABS	216	(18)	(28)	169	93	(4)	(14)	approx.20%
CMBS	95	(5)	(11)	79	89	(4)	(6)	approx.50%
SIV-related	3	(0)	(3)	—	—	—	(21)	—

*1:	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risks to third parties (hedged portion), approx. JPY 46Bn of Reserve for Possible Losses on Investments was newly provided as of Mar. 31, 2008 against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans (the provisioned losses were included in the above Realized Gains/Losses for FY07)

Since securities were recognized at fair value on the consolidated balance sheet, the above balances as of Mar. 31, 2008 were offset against Reserve for Possible Losses on Investments.

*2:	The proportions of balances (fair value) of the securitization products, as of Mar. 31, 2008, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risks to third parties until maturity.

In some of the securitization schemes, a portion of credit risk of the reference assets remained with Mizuho Group through our retaining a small first loss position and a portion of senior tranches.

(Reference) CDS* counterparties:

Banking subsidiary (AA rating) of a multi-line insurance company: approx. JPY 213Bn

Government-affiliated financial institution (AA rating): approx. JPY 100Bn

* Notional amount basis. Ratings were based on the lowest external ratings as of Mar. 31, 2008.

*3:	Mizuho Corporate Bank acquired a CDO as a substitution payment of loans provided to its sponsoring overseas ABCP conduit in FY07. The information on this CDO was disclosed in our 3Q FY07 financial results in which it was referred to as a CDO of approx. JPY 150Bn included as an underlying asset in the ABCP program. The proportion of US subprime mortgage loan related assets to total underlying assets of this CDO was up to approx. 30%. The entire balance (fair value) consisted of Super Senior tranche.

*4:	The entire balance consisted of securitization products backed by original assets (non-securitized assets).

*5:	Excludes US agency bonds (Ginnie Mae, etc.). <Reference> Balance of US agency bonds as of Mar. 31, 08: approx. JPY 1.2Tn, Unrealized gains: approx. JPY 10Bn (Ginnie Mae)

(Note) See P 58 for details of breakdown by credit rating and geographic distribution and P 59 for details of Yen denominated securitization products.

Overseas ABCP Program / US Monoline / Loans Held for Sale

Overseas ABCP program related (Mar. 08)

Assets Acquired by Overseas ABCP Conduits (all in US)

Balance as of Mar. 08: approx. JPY 257Bn

Breakdown of Acquired Assets *1

(Note) No US subprime related assets were included

*1:	Mizuho Corporate Bank acquired a CDO as a substitution payment of loans provided to its sponsoring overseas ABCP conduit in FY07.

The information on this CDO was disclosed in our 3Q FY07 financial results in which it was referred to as a CDO of approx. JPY 150Bn (*) included as an underlying asset in the ABCP program but is not included in the above chart.

(*) The proportion of US subprime mortgage loan related assets to total underlying assets of this CDO was up to approx. 30%.

*2:	Includes approx. JPY 170Bn of securitization products backed by these assets (of which approx. JPY 30Bn was guaranteed by US monolines as described below).

In Apr. 08, credit card receivable backed securitization products of approx. JPY 57Bn were redeemed in full at maturity (of which approx. JPY 7Bn was guaranteed by a US monoline as described below).

Securitization products and loans guaranteed by US monolines (Mar. 08)

Securitization products guaranteed by US monolines

Approx. JPY 30Bn of securitization products backed by auto lease receivables, credit card receivables and others, included in the acquired assets of the above-mentioned overseas ABCP conduits sponsored by Mizuho Corporate Bank (of which approx. JPY 7Bn was redeemed at maturity in Apr. 08).

Although a part of monolines, which provided the above guarantees, were rated non-investment grade (based on external ratings), there were no particular concerns about the conditions of the underlying assets as of Mar. 31, 2008.

Loans guaranteed by US monolines

Approx. JPY 16Bn of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approx. JPY 4Bn was drawn down). No US subprime mortgage loan related exposures were included.

Although a part of monolines, which provided the above guarantees, were rated non-investment grade (based on external ratings), there were no particular concerns about the credit conditions of the projects as of Mar. 31, 2008.

Loans Held for Sale

Balance of Loans Held for Sale including Overseas LBO Transactions

(JPY Bn)	Loans held for sale	Reserve for Possible Losses on Sales of Loans	Reserve ratio
Sep. 07	862	23	2.7%
Dec. 07	988	28	2.8%
Forex rate impact	approx. (100)	—	—
New underwrite	approx. 70	—	—
Sales, etc.	approx. (150)	—	—
Mar. 08	* 806	50	6.3%

* incl. approx. JPY 90Bn commitments

(Additional explanation)

•

Reserve for Possible Losses on Sales of Loans was provided based on the priority of the following valuation methods: (1) market prices, (2) market prices of similar transactions, (3) prices calculated by proprietary model reflecting factors relative to each local market conditions.

•	Top 5 transactions accounted for approx. 70%

•	Reserve ratio for just LBO/MBO transactions was 7.5%

By Geographic Distribution (Mar. 08)

(Reference) Leveraged Loans (Held for Sale + own loan portfolio)

Balance as of Mar. 08: approx. JPY 1.4Tn (of which held for sale: approx. JPY 0.6Tn)

(Additional explanation)

•	Incl. commitments which had not been drawn but the documentations had been concluded

By Geographic Distribution (Mar. 08)

Securities Subsidiaries

Foreign Currency denominated Securitization Products

(JPY Bn, round figures)	Balances as of Dec. 07	Changes in 4Q			Balances as of Mar. 08	Marks (%) as of Mar. 08	Realized Gains/Losses for FY07
Mizuho Securities (incl. overseas subsidiaries)		Realized losses	Forex rates	Sales, etc. *1
= Trading account	(Fair Value)				(Fair Value)	(=Fair Value / Face Value)
Foreign Currency denominated Securitization Products	470	(184)	(57)	(124)	105	22	(404)
ABSCDO, CDO	276	(102)	(34)	(90)	50	18	(235)
CDOs backed by RMBS	163	(93)	(20)	(26)	*2 24	10	(220)
Hedged by CDS with a non-investment grade financial guarantor	*[3] 30	*3 (10)	*3 (4)	*3 (5)	*3 11	*3 17	*3 (54)
CDOs except above	114	(9)	(14)	(65)	*4 26	83	(15)
CDOs backed by claims against corporations	98	(6)	(12)	(64)	16	92	(12)
Hedged by CDS with a non-investment grade financial guarantor	*3 81	*3 (4)	*3(10)	*3 (67)	*3 0	*3—	*3 (10)
CDOs backed by CMBS	4	(3)	(0)	(1)	0	8	(4)
RMBS	176	(79)	(22)	(22)	53	27	(164)
RMBS backed by US subprime mortgage loans	30	(8)	(4)	(3)	15	31	(35)
RMBS except above (RMBS backed by mid-prime loans, prime loans and others)	*5 146	*5 (72)	*5(18)	*5 (18)	*5 38	*5 26	*5(129)
RMBS backed by mid-prime loans (Alt-A)	53		(34)		19	26
ABS, CLOs and others	18	(3)	(2)	(11)	2	67	(5)
CLOs	8	(2)	(1)	(3)	2	73	(2)
CMBS	9	(2)	(1)	(6)	0	43	(3)

*1:	Incl. impact of forex rate changes on realized gains/losses in 1Q to 3Q (Apr. 07-Dec. 07)

*2:	The proportion of US subprime mortgage loan related assets to total underlying assets was approx. 20%.

Approx. 70% of the balance (fair value) consisted of Super Senior tranche.

*3:	CDO exposures hedged by CDS with a non-investment grade* US financial guarantor (monoline), net of allowances.

* based on external ratings as of Dec. 31, 2007 or Mar. 31, 2008.

*4:	The entire balance consisted of securitization products backed by original assets (non-securitized assets).

*5:	Excludes US agency bonds (Ginnie Mae, etc.). <Reference> Balance of US agency bonds as of Mar. 31, 2008 was negligible.

(Note) Please see P 58 for details of breakdown by credit rating and geographic distribution and P 59 for details of yen denominated securitization products.

CDS related to Securitization Products

	Mar. 08
(JPY Bn, round figures) By credit ratings of counterparties*1 and reference assets	Notional Amount	Fair value of reference asset	Amount to be claimed at the settlement (NPV)	Allowance against NPV

	A	B	C	D
Total	366	302	43	0
of which counterparties are US monolines	83	74	9	0
AAA	168	142	26	0
RMBS CDOs	—	—	—	—
Other CDOs (backed by claims against corporations)	168	142	26	0
of which counterparties are US monolines	83	74	9	0
AA	192	159	13	0
RMBS CDOs	*2 60	*2 40	*2 0	0
Other CDOs (backed by claims against corporations)	132	119	13	0
A-BBB	3	0	3	0
RMBS CDOs	3	0	3	0
Other CDOs (backed by claims against corporations)	—	—	—	—
Non-investment grade or no ratings	2	1	2	0
RMBS CDOs	*3 2	*3 1	*3 2	*3 0
Other CDOs (backed by claims against corporations)	—	—	—	—

*1:	Categorized by the lowest grade (external credit ratings as of Mar. 08) in case of crossover credit. When the counterparty was guaranteed by third parties, categorized by the higher grade of either of them. In case of SPVs which do not have issuer ratings, categorized by the parties to which final risk resided.

*2:	The balance of difference between the notional amount and fair value of reference asset (approx. JPY 20Bn) have been received in cash from CDS protection seller, thus the NPV for that portion became nil. (=no counterparty risk).

*3:	CDS protection purchased from a non-investment grade US financial guarantor (monoline) was deemed ineffective and the fair value of the reference assets (securitization products) were directly reflected on B/S and P/L, respectively. As a result, the relevant CDS was not represented on this table.

ðThe balances and gains/losses of such reference assets are shown in the lines titled “Hedged by CDS with a non-investment grade financial guarantor” in the above table of Securities Subsidiaries “Foreign Currency denominated Securitization Products”.

Other supplemental information

Foreign Currency denominated Securitization Products by Credit Rating and Geographic Distribution

Foreign Currency denominated Securitization Products by Credit Rating and Geographic Distribution (Banking Subsidiaries)

	Banking Subsidiaries (incl. overseas subsidiaries)
(JPY Bn, round figures)	RMBSCDO	Other CDO	RMBS	CLO	ABS	CMBS	Total
Balance as of Mar. 08 (Fair value)	36	90	319	195	169	79	889

By Credit Rating
AAA	0%	35%	10%	94%	11%	32%	33%
AA	0%	30%	38%	0%	8%	40%	22%
A	0%	28%	38%	0%	38%	28%	26%
BBB	0%	7%	13%	0%	43%	0%	14%
BB or lower, no ratings	100%	0%	0%	6%	0%	0%	5%
Total	100%	100%	100%	100%	100%	100%	100%

By Geography
U.S.	100%	36%	0%	90%	42%	0%	36%
Europe	0%	61%	91%	10%	58%	100%	61%
Asia	0%	2%	9%	0%	0%	0%	3%
Total	100%	100%	*1 100%	100%	*2 100%	100%	100%

*1: By country		*1: Vintage		*2: Major underlying assets
UK	50%	2004	8%	Credit card receivables	57%
Netherlands	19%	2005	38%	Lease / Auto loan receivables	34%
Spain	16%	2006	33%	Others	9%
Others	15%	2007	19%

Foreign Currency denominated Securitization Products by Credit Rating and Geographic Distribution (Securities Subsidiaries)

	Securities Subsidiaries (incl. overseas subsidiaries)
(JPY Bn, round figures)	RMBSCDO	Other CDO	US sub-prime RMBS	Other RMBS	CLO	Total
Balance as of Mar. 08 (Fair value)	24	26	15	38	2	105

By Credit Rating
AAA	2%	32%	0%	61%	0%	30%
AA	9%	21%	0%	31%	39%	19%
A	2%	0%	0%	2%	0%	1%
BBB	50%	46%	70%	0%	0%	33%
BB or lower, no ratings	37%	0%	30%	6%	61%	16%
Total	100%	100%	100%	100%	100%	100%

By Geography
U.S.	100%	61%	100%	100%	100%	90%
Europe	0%	0%	0%	0%	0%	0%
Asia	0%	38%	0%	0%	0%	9%
Total	100%	100%	100%	100%	100%	100%

			Vintage
			2005	3%
			2006	20%
			2007	74%

(Note) The above proportions are calculated before reduction of Reserve for Possible Losses on Investments

Yen denominated Securitization Products

Yen denominated Securitization Products (Banking Subsidiaries)

	Banking Subsidiaries (incl. overseas subsidiaries)
(JPY Bn, round figures)	Balances as of Mar. 08	Unrealized Gains/Losses as of Mar. 08
	(Fair Value)
Yen denominated Securitization Products	3,150	*[1] (6)
ABSCDO, CDO	115	(5)
CDOs backed by RMBS	—	—
CDOs except above	115	(5)
CDOs backed by claims against corporations	106	(5)
CDOs backed by CMBS	8	(0)
RMBS (*3)	1,344	4
ABS, CLOs and others	1,691	(6)
CMBS	1,015	(6)
ABS	590	0
CLOs	86	(0)
(Reference)	Banking Subsidiaries
(JPY Bn, round figures)	Balances as of Mar. 08	Unrealized Gains/Losses as of Mar. 08
	(Fair Value)
Foreign Currency denominated Securitization Products	889	(69)
Total Securitization Products (yen and foreign currency denominated)	4,039	(75)

Yen denominated Securitization Products (Securities Subsidiaries)

	Securities Subsidiaries (incl. overseas subsidiaries)
(JPY Bn, round figures)	Balances as of Mar. 08	Realized Gains/Losses for FY07
	(Fair Value)
Yen denominated Securitization Products	246	(9)
ABSCDO, CDO	52	(11)
CDOs backed by RMBS	—	—
CDOs except above	52	(11)
CDOs backed by claims against corporations	*2 52	*2 (11)
CDOs backed by CMBS	—	—
RMBS (*3)	21	1
ABS, CLOs and others	174	1
CMBS	12	(0)
ABS	162	1
CLOs	—	—
(Reference)	Securities Subsidiaries
(JPY Bn, round figures)	Balances as of Mar. 08	Realized Gains/Losses for FY07
	(Fair Value)
Foreign Currency denominated Securitization Products	105	(404)
Total Securitization Products (yen and foreign currency denominated)	351	(413)

*1:	Realized losses for banking subsidiaries in FY07 was JPY 1 Bn

*2:	Incl. a large transaction of which credit rating was downgraded

*3:	Represented RMBS originated by Japanese financial institutions and others

(Japan Housing Finance Agency Bonds were excluded)

<Reference> Balance of Japan Housing Finance Agency Bonds as of Mar. 08 was JPY 250 Bn with unrealized gains of JPY 1 Bn.